EQUITY PURCHASE AGREEMENT
by and among
BRIGHTSPHERE INTERMEDIARY (BHMS) LLC,
BHMS INVESTMENT GP LLC,
BHMS INVESTMENT HOLDINGS LP,
BARROW, HANLEY, MEWHINNEY & STRAUSS, LLC,
PERPETUAL US HOLDING COMPANY, INC.
and
solely with respect to Section 11.16 hereof, PERPETUAL LIMITED

Dated as of July 26, 2020

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5.19 Affiliate Transactions	42
5.20 Insurance	42
5.21 Brokers	42
5.22 Privacy	42
5.23 Money Laundering Laws	43
5.24 Foreign Corrupt Practices Act	43
5.25 OFAC	43
5.26 Disclaimer of Other Representations and Warranties	44
6. REPRESENTATIONS AND WARRANTIES OF THE BUYER	44
6.1 Organization	44
6.2 Power and Authority	44
6.3 Authorization of Governmental Authorities	45
6.4 Noncontravention	45
6.5 Litigation	45
6.6 Availability of Funds	45
6.7 Acquisition for Investment	45
6.8 No Brokers	46
6.9 Due Diligence Review	46
6.10 Section 15(f) of the Investment Company Act	46
7. COVENANTS.	46
7.1 Operation of the Business	46
7.2 Best Efforts	49
7.3 Press Releases and Public Announcements	50
7.4 Access to Information	50
7.5 Notification of Certain Matters	51
7.6 Fees and Expenses	51
7.7 Exclusivity	52
7.8 Advisory Client Consents	52
7.9 Employee Matters	54
7.10 Director and Officer Indemnification	54
7.11 Post-Closing Access to Books and Records	55
7.12 Tax Matters	55
7.13 Section 15(f) of the Investment Company Act	59
7.14 Seller Trademarks	59
7.15 Further Assurances	60
7.16 R&W Insurance Policy	60
7.17 Confidentiality	60
7.18 Seed Capital Interests	61
7.19 Private Funds Division	61
7.20 Transition Services	62
8. CLOSING CONDITIONS.	62
8.1 Mutual Closing Conditions	62
8.2 Closing Conditions of the Buyer	62

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8.3 Closing Conditions of the Seller	63
9. TERMINATION AND REMEDIES.	63
9.1 Termination of Agreement	63
9.2 Effect of Termination	64
10. INDEMNIFICATION.	64
10.1 Survival	65
10.2 Indemnification of Buyer Indemnified Parties	65
10.3 Indemnification of the Group Company Indemnified Parties	66
10.4 Indemnification Procedures	67
10.5 Calculation of Losses	68
10.6 Treatment of Indemnification Claims	69
10.7 Certain Payments; Escrow Release	70
10.8 Exclusion of Other Remedies	70
11. MISCELLANEOUS.	70
11.1 Release	70
11.2 Notices	72
11.3 Succession and Assignment; No Third-Party Beneficiary	73
11.4 Amendments and Waivers	73
11.5 Entire Agreement	73
11.6 Counterparts; Electronic Signature	73
11.7 Severability	74
11.8 Headings	74
11.9 Construction	74
11.10 Specific Performance	74
11.11 Governing Law	74
11.12 Jurisdiction; Venue; Service of Process	75
11.13 Waiver of Jury Trial	76
11.14 Non-Recourse	76
11.15 Waiver of Conflicts	76
11.16 Buyer Parent Guaranty	77

EXHIBITS
Exhibit A	Accounting Principles and Working Capital
Exhibit B	EMS Agreement
Exhibit C	Form of R&W Insurance Policy
Exhibit D	Seed Capital Interests
Exhibit E	Seller Trademarks
Exhibit F	Transition Services

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EQUITY PURCHASE AGREEMENT
This Equity Purchase Agreement, dated as of July 26, 2020 (as the same may be amended or otherwise modified in accordance with the terms hereof, this “Agreement”), is made by and among BrightSphere Intermediary (BHMS) LLC, a Delaware limited liability company (the “Seller”), BHMS Investment GP LLC, a Delaware limited liability company (“BHMS GP”), BHMS Investment Holdings LP, a Delaware limited partnership (“BHMS LP”), Barrow, Hanley, Mewhinney & Strauss, LLC, a Delaware limited liability company (the “Company” and together with BHMS GP and BHMS LP, the “Group Companies” and each individually a “Group Company”), Perpetual US Holding Company, Inc., a Delaware corporation (the “Buyer”) and, solely with respect to Section 11.16 hereof, Perpetual Limited, an Australian corporation (the “Buyer Parent” and together with the Seller, the Group Companies, and the Buyer, the “Parties” and each individually a “Party”).
RECITALS
WHEREAS, the Seller owns (a) one hundred percent (100%) of the issued and outstanding Capital Stock of BHMS GP (the “BHMS Equity Interest”) and (b) a seventy four and one-tenth percent (74.1%) LLC Interest (as defined in the Company LLC Agreement) in the Company (the “Company Equity Interest” and together with the BHMS Equity Interest, the “Transferred Interests”);
WHEREAS, BHMS GP owns a three and nine-tenths percent (3.9%) limited partnership interest and a general partnership interest in BHMS LP, and BHMS LP owns a twenty five and nine-tenths percent (25.9%) LLC Interest (as defined in the Company LLC Agreement) in the Company;
WHEREAS, the membership interest in the Company owned by BHMS LP, together with the Company Equity Interest, constitute one hundred percent (100%) of the issued and outstanding Capital Stock of the Company;
WHEREAS, subject to the terms and conditions set forth herein, the Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, the Transferred Interests;
WHEREAS, subject to the terms and conditions set forth in Section 11.16 hereof, the Buyer Parent is guaranteeing the obligations of the Buyer set forth herein; and
WHEREAS, the Parties hereto desire to make the representations, warranties, covenants, and agreements specified in this Agreement in connection with the transactions contemplated by this Agreement.
NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties, covenants, and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1    Definitions. As used herein, the following terms shall have the following meanings:

“Accounting Principles” means the accounting principles, practices, procedures, and methodologies set forth on Exhibit A attached hereto.

“Acquisition Proposal” means any proposal or offer (in each case, other than from the Buyer and its Representatives) relating to the direct or indirect acquisition, whether structured as a sale of equity or assets, merger, recapitalization, reorganization, investment or otherwise, by any person or “group” (as defined under

Section 13(d) of the Exchange Act) of any of the Transferred Interests or any material portion of the assets of any of the Group Companies.
“Action” means any claim, action, suit, litigation, order, complaint or other legal proceeding by or before any Governmental Authority, arbitrator or mediator.
“Adjusted Assets Under Management” means, for each account of each Advisory Client, as of any particular determination date, the Base Date Assets Under Management for such account; provided, that (a) such calculation shall be adjusted for all net cash flows with respect to the assets under management with respect to such account (including all additions, redemptions, withdrawals, or deposits of additional funds, or notices of addition, redemption, withdrawal, or deposit of additional funds which are reasonably expected to be funded or withdrawn within a reasonable period of time following the respective dates thereof) occurring after the Base Date and through such determination date, and (b) no account shall have Adjusted Assets Under Management which is less than $0. For the avoidance of doubt (x) the calculation of Adjusted Assets Under Management (and any resulting calculation of Revenue Run Rate) shall in no event take into account, and such calculation shall otherwise exclude, any increase or decrease in assets under management in any account of any Advisory Client to the extent resulting from market appreciation or depreciation or any fluctuations in the value of any currency, in each case, that occurred after the Base Date, and (y) net cash flows will be added or subtracted based on the amount of such flows.
“Advisers Act” means the Investment Advisers Act of 1940.
“Advisory Client” means each Person to whom a Group Company provides Investment Management Services pursuant to an Advisory Contract.
“Advisory Contract” means any Contract relating to the rendering of Investment Management Services to any Person by any Group Company, including, for avoidance of doubt, the limited partnership agreement or limited liability company agreement (or equivalent) of, or any side letter with any investor in, any Private Fund, “separately managed account” arrangements and agreements with Public Funds.
“Affiliate” means, with respect to any specified Person at any time, each Person directly or indirectly controlling, controlled by, or under common control with such specified Person at such time, and where “control” (and the related terms “controlling” and “controlled by”) means the power to direct the management and policies of such Person, directly or indirectly, whether by ownership of voting securities, by Contract, or otherwise. Notwithstanding the generality of the foregoing, no Advisory Client shall be, or shall be deemed to be, an Affiliate of a Group Company for any purpose under this Agreement.
“Applicable Securities Laws” means the Advisers Act, the Investment Company Act, the Exchange Act, the Securities Act, applicable state blue sky laws and securities regulations and other applicable Legal Requirements relating to securities or investment advisers, whether foreign or domestic.
“Arbiter” means an independent and nationally-prominent accounting or valuation firm with expertise in disputes of the type contemplated by Article 3 and which is mutually acceptable to the Seller and the Buyer; provided that if the Seller and the Buyer are unable to agree on such a firm, they shall each nominate such a firm, and the two firms so nominated shall nominate a third such firm, with such third firm to serve as the Arbiter.
“Base Date” means 11:59 p.m., prevailing New York, New York time, on the Business Day which is the final Business Day of the month ending immediately prior to the month in which the date of this Agreement occurs.

“Base Date Assets Under Management” means, for each account of each Advisory Client, the assets under management with respect to such account as of the Base Date, as determined by the Group Companies consistent with past practice.
“Base Date Revenue Run Rate” means the aggregate Revenue Run Rate for all accounts of all Advisory Clients determined as of the Base Date.
“Behavioral Information” means data collected from an IP address, web beacon, pixel gig, ad tag, cookie, local storage, software, or by any other means, or from a particular computer, web browser, mobile telephone, or other device or application, where such data is or may be used to identify or contact an individual or device or application, to predict or infer the preferences, interests, or other characteristics of the device or of a user of such device or application, or to target advertisements or other content to a device or application, or to a user of such device or application, in each case, solely to the extent required to be protected by applicable Legal Requirement.
“BHMS Equity Plan” means (a) the Barrow, Hanley, Mewhinney & Strauss, LLC Equity Plan, effective January 12, 2010, as amended through Amendment No. 3, effective April 9, 2018, dated as of February 2018, (b) the Barrow, Hanley, Mewhinney & Strauss, LLC EM Phantom Share Plan, effective January 1, 2014, as amended through September 6, 2017, and (c) the Barrow, Hanley, Mewhinney & Strauss, LLC Leveraged Loans Phantom Share Plan, effective December 6, 2017.
“Business Day” means any day, other than a Saturday, Sunday, or any other day on which banks located in New York, New York are authorized or required by applicable Legal Requirements to be closed.
“Buyer Fundamental Representations” means the representations and warranties contained in Section 6.1 (Organization), Section 6.2 (Power and Authority), Sections 6.4(a) and (b) (Noncontravention), Section 6.8 (No Brokers), Section 11.16.2(a) (Organization), Section 11.16.2(b) (Power and Authority), Sections 11.16.2(d)(i) and (ii) (Noncontravention) and Section 11.16.2(g) (No Brokers).
“Buyer Indemnified Parties” means the Buyer and its Affiliates and their respective directors, officers, partners, managers, employees, agents, direct and indirect equityholders, successors and assigns.
“Capital Stock” means all shares, interests, participations, or other equivalents (however designated) of capital stock of a corporation and any ownership interests in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, and beneficial interests, any and all warrants, options, convertible or exchangeable securities, or other rights to purchase or otherwise, acquire any of the foregoing, and any and all stock appreciation rights, phantom equity rights, and other similar rights or Contracts, in each case, whose value or price is derived from or based upon the value or price of any of the foregoing.
“Cash” means all cash, cash equivalents, marketable securities, and short term investments, and shall in any case include the amount of all received but uncleared checks and wires received by the applicable Person prior to the time at which Cash is determined, but which shall also exclude the amount of all issued but uncleared checks and wires issued by the applicable Person prior to such time.
“Catch-Up Payment” means an amount (not less than $0) equal to (a) the Revenue Run Rate Adjustment finally determined as part of the Adjusted Closing Consideration, minus (b) the Revenue Run Rate Adjustment, recomputed by no longer treating Non-Consenting Advisory Clients who provide consents and approvals pursuant to Section 3.2 hereof as such and instead including such Advisory Clients within the computation of Closing Date Revenue Run Rate.

“Catch-Up Period” means the period commencing on the Closing Date and ending on the earlier of (a) the one hundred fiftieth (150th) day following the Closing Date and (b) the date on which the Buyer and its Affiliates (including the Group Companies) have received sufficient consents and approvals from Advisory Clients who were Non-Consenting Advisory Clients as of the Closing Date pursuant to Section 3.2 hereof, such that the Revenue Run Rate Adjustment, recomputed by no longer treating such Non-Consenting Advisory Clients as such and instead including such Advisory Clients within the computation of Closing Date Revenue Run Rate, is equal to $0.
“Claim” means a claim for indemnification pursuant to Article 10 by a Buyer Indemnified Party or a Seller Indemnified Party, as applicable.
“Client Consent Percentage” means the fraction, expressed as a percentage, having a numerator equal to the Closing Date Revenue Run Rate and a denominator equal to the Base Date Revenue Run Rate.
“Closing Cash” means Cash of the Group Companies calculated as of the Determination Date.
“Closing Date Revenue Run Rate” means the aggregate Revenue Run Rate for all accounts of all Advisory Clients determined as of the Determination Date; provided, that the calculation of Closing Date Revenue Run Rate (a) shall exclude all Non-Consenting Advisory Clients and their respective Adjusted Assets Under Management; (b) shall include all Advisory Clients and their respective Adjusted Assets Under Management that become Advisory Clients after the Base Date; and (c) shall exclude Advisory Clients and their respective Adjusted Assets Under Management that become Advisory Clients after the Base Date and that are either (x) the Buyer or an Affiliate of the Buyer or (y) that become Advisory Clients solely as a result of arrangements made by the Buyer or one of its Affiliates after the date hereof (except, in the case of this clause (c), any such Advisory Clients that pay incremental fees related to services performed by the Group Companies, and their respective Adjusted Assets Under Management, shall not be excluded). For purposes of determining Adjusted Assets Under Management for each account of each Advisory Client who becomes an Advisory Client after the Base Date, such calculation shall be made using the initial assets under management in such account, and shall thereafter be calculated as set forth in the definition of Adjusted Assets Under Management, except that, to the extent applicable, only events occurring after the date on which such Advisory Client becomes an Advisory Client shall be taken into account. Except as set forth otherwise in this definition, Closing Date Revenue Run Rate shall in all respects be calculated using the same methodology used to calculate Base Date Revenue Run Rate.
“Closing Debt” means Debt of the Group Companies calculated as of the Determination Date.
“Closing Working Capital” means Working Capital calculated as of the Determination Date.
“Code” means the Internal Revenue Code of 1986.
“Company LLC Agreement” means that certain Amended and Restated limited liability company agreement of the Company, dated as of February 26, 2018 (as the same may be amended or otherwise modified in accordance with the terms thereof).
“Consent” means any approval, consent, ratification, waiver or other authorization from, or notice to, any Person.
“Contract” means, with respect to any Person, any contract, contractual obligation, agreement, deed, mortgage, lease, sublease, license, sublicense or other legally enforceable commitment, promise, undertaking, obligation, arrangement, instrument or undertaking, whether written or oral.

“Debt” means, with respect to any Person, all obligations of such Person (a) for borrowed money or in respect of loans or advances, (b) evidenced by notes, bonds, debentures, or similar Contracts, (c) under leases required to be capitalized in accordance with the Accounting Principles, (d) under any interest rate, currency or other similar hedging arrangement or Contract (with the amount of such obligation, if any, determined in accordance with the Accounting Principles as if such arrangement or Contract were terminated in accordance with its terms at the Closing), (e) under any performance bond or letter of credit, but only to the extent actually drawn and outstanding, (f) in the nature of guarantees or other similar obligations for any of the items described in clauses (a) through (e) above, and (g) accrued but unpaid interest arising with respect to any of the items described in clauses (a) through (f) above. For the avoidance of doubt, and notwithstanding the generality of the foregoing, in no event shall Debt include any obligation of such Person (i) for any trade or accounts payable included in Working Capital, (ii) under any performance bond or letter of credit to the extent not actually drawn and outstanding, (iii) for deferred revenue, (iv) for the endorsement of a negotiable instrument in the ordinary course of business, (v) for intercompany indebtedness or other obligations among the Group Companies, (vi) that is included in Working Capital, (vii) that is incurred by the Buyer or any or its Affiliates, or any Group Company in connection with the Closing at the direction of the Buyer or any of its Affiliates, or (viii) for employee bonuses and the Group Companies’ portion of any payroll Taxes associated with such employee bonuses.
“Determination Date” means 11:59 p.m., prevailing New York, New York time, on the Business Day immediately prior to the Closing Date.
“Domain Name Registrar” means any entity that manages, registers or performs similar or related functions related to the use, reservation or ownership of internet domain names.
“EMS Agreement” means the EMS Agreement attached hereto as Exhibit B.
“Encumbrance” means any charge, lien, pledge, security interest, mortgage, deed of trust, or other similar restriction on title.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Escrow Agent” means CIBC Bank USA.
“Escrow Agreement” means an escrow agreement having terms and conditions which are consistent with the terms of this Agreement, consistent with the terms of escrow agreements for transactions of this type, and otherwise reasonably and mutually acceptable to the Buyer and the Seller.
“Escrow Amount” means an amount equal to $1,595,000.
“Exchange Act” means the Securities Exchange Act of 1934.
“Financial Statement Standards” means the accounting standards applicable to the preparation of the financial statements of the Company as set forth in Section 14(c)(i) of the Company LLC Agreement.
“Financing Source” means the Persons (if any, but in all cases expressly excluding the Buyer, Buyer Parent, and each of their respective Affiliates) that have committed to provide or otherwise entered into agreements with the Buyer, the Buyer Parent or any of their respective Affiliates in connection with any debt financing for the purpose of funding the consummation of the transactions contemplated under this Agreement (such debt financing, a “Debt Financing”), including any parties (other than the Buyer, the Buyer Parent, and their respective Affiliates) to any debt financing commitment letters, any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with such parties’ Affiliates and such parties’ and their Affiliates’ respective current, former and future officers, general or limited partners, shareholders, directors, members, managers, controlling persons, employees, agents and representatives involved in the Debt Financing and the respective successors and assigns of each of the foregoing.
“Fraud” means actual and intentional fraud, as determined by a court of competent jurisdiction, in the making of the representations and warranties set forth in this Agreement, in each case, solely against the Party actually committing such fraud.
“Fundamental Representations” means the Seller Fundamental Representations and the Buyer Fundamental Representations.
“GAAP” means United States generally accepted accounting principles.
“General Indemnity Cap” means an amount equal to $1,595,000.
“Governmental Authority” means any federal, state, local or foreign governmental, regulatory or other public body, agency, division, subdivision, or authority (including self-regulatory organizations) and relevant stock exchanges in the jurisdictions where the Parties operate or undertake business.
“Group Company Intellectual Property” means any and all Group Company Owned IP and Licensed Intellectual Property.
“Group Company IT Systems” means all computer systems, programs, networks, hardware (whether general or special purpose), Software, software engines, databases, operating systems, websites, website content and links and equipment used to process, store, maintain and operate data, information and functions owned, used, relied on or provided by the Group Companies.
“Group Company Owned IP” means any and all Intellectual Property Rights that are owned, or purported to be owned, either exclusively or jointly with another Person, by the Group Companies.
“Group Company Software” means any and all Software owned, or purported to be owned, by the Group Companies.
“Group Company Source Code” means any and all source code included in any Group Company Software.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Income Tax” means any Tax that is, in whole or in part, based on or measured by or with respect to income or gains and any similar Taxes (including any withholding or franchise Tax based on or measured by or with respect to income or gains (such as state non-resident withholding Tax) and including the Texas margin Tax (and similar franchise Taxes)).
“Income Tax Return” means any Tax Return with respect to Income Taxes.
“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party, as applicable.
“Indemnifying Party” means the Parties or Party from whom indemnification is sought by an Indemnified Party.
“Intellectual Property Rights” means the following or any other intellectual property or similar proprietary rights as may exist or be created under the Legal Requirement of any jurisdiction in the world:

(a) patent and industrial property rights; (b) rights associated with works of authorship, including mask works, exploitation rights, copyrights and moral rights; (c) trademark, trade name, service mark, service name, trade dress and other indicia of source or origin rights (whether registered or unregistered and together with all translations, adaptations, derivations and combinations of the foregoing), rights in or relating to websites and social media identifiers content and accounts (including usernames, passwords, keywords, tags, and other social media identifiers, along with all account information and all administrator rights thereto), and rights of publicity; (d) internet domain name rights; (e) design rights; (f) Software; (g) rights in or relating to any and all registrations, renewals, extensions, combinations, continuations, divisions and reissues of, and applications for, goodwill associated with, and rights to sue and recover and retain damages, costs and attorneys’ fees for past, present or future infringement, misappropriation, or violation of any of the rights referred to in clauses (a) through (f) and clause (h) herein, and recordings relating to any of the foregoing, and (h) rights in trade secrets and confidential or proprietary information, whether tangible or intangible, embodied in any form, and whether or not protectable or protected by patent or copyright.
“Investment Company Act” means the Investment Company Act of 1940.
“Investment Management Services” means investment management or investment advisory services, including sub-advisory services, administrative services, underwriting, distribution or marketing services or any other services related to the provision of investment management or investment advisory services including any similar services deemed to be “investment advice” pursuant to the Advisers Act.
“Knowledge” means, with respect to the Seller or the Group Companies, as applicable, the actual knowledge (upon reasonable inquiry) of those persons listed on Section 1.1(a) of the Company Disclosure Letter.
“Legal Requirement” means any constitution, law (including common law), treaty, statute, ordinance, code, rule, approval, order or regulation of any Governmental Authority, orders, decisions, injunctions, judgments, awards and decrees of, or agreements with, a Governmental Authority (including the SEC) having jurisdiction over the applicable Person, and in each case including Applicable Securities Laws.
“Liabilities” means any and all debts, liabilities, commitments and obligations, whether contingent, fixed or absolute, direct or indirect, accrued or unaccrued, asserted or unasserted, matured or unmatured, liquidated or unliquidated, known or unknown, or due or to become due, and regardless of whether arising out of or based upon any Contract, Legal Requirement, tort, strict liability or otherwise and regardless of whether or not reflected or required to be reflected on a balance sheet prepared in accordance with GAAP.
“Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed, or purported to be licensed or sublicensed, to the Group Companies, or for which the Group Companies have obtained, or have purported to have obtained, a covenant not to be sued.
“Losses” means losses, damages, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder.
“Material Adverse Effect” means any change, effect, event, development, fact, condition, circumstance, or occurrence (each an “Effect”) that has had a material adverse effect on the financial condition or results of operations of the Group Companies taken as a whole; provided, that no Effect resulting from or arising out of any of the following, whether alone or in combination, shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any trade wars or general political, social, economic, financial, capital market, credit market, financial market, industry-wide, or segment-wide conditions, including, in each case, any changes in any of the foregoing; (b) the results of any primary or general elections or any statements or proclamations of any officials (whether elected or not and including candidates for any such offices) of any Governmental Authority; (c) natural or man-made disasters, calamities, emergencies, acts of God, hurricanes, floods, cyclones, tornadoes, storms, or earthquakes, or acts of war, hostilities, sabotage, or terrorism, an escalation or worsening of any of the foregoing, or any action taken by any Governmental Authority in response to any of the foregoing; (d) epidemics, pandemics, other outbreaks of infectious disease, including in each case the so-called novel coronavirus or COVID-19, an escalation or worsening of any of the foregoing, or any action taken by any Governmental Authority in response to any of the foregoing; (e) regulatory changes, changes in Legal Requirements, changes in GAAP or the interpretation, or changes in the interpretation, of any of the foregoing; (f) any stoppage, shut down, abnormal operations, or changes in operating practices or procedures of any Governmental Authority; (g) any action taken by the Seller or any Group Company that is required or contemplated by this Agreement or that is taken at the Buyer’s written request or with the Buyer’s written consent or the failure to take any action by the Seller or any Group Company if taking such action is prohibited by this Agreement or because the Buyer did not give its consent to such action; (h) the fact that the prospective owner of the Group Companies is the Buyer or any Affiliate of the Buyer; (i) any loss of, or change in, the relationship of any Group Company, contractual or otherwise, with any of their Advisory Clients, employees, customers, suppliers, or other business relations arising out of the execution, delivery, or performance of this Agreement, the contemplated consummation of the transactions contemplated hereby, or the announcement of any of the foregoing; (j) any failure by a Group Company to meet business plans, projections, estimates, expectations, budgets, or forecasts of any kind or for any period; or (k) any breach of this Agreement, or other action taken, by the Buyer or any of its Representatives or financing sources after the date hereof; provided, that with respect to clauses (a) through (f) above, such Effects do not disproportionately and adversely affect the Group Companies, taken as a whole, as compared to other similarly situated businesses engaged in the same or similar lines of business as the Group Companies.
“Non-Consenting Advisory Clients” means each Advisory Client that has not consented, and has not been deemed to have consented, in accordance with Section 7.8 or otherwise, to the “assignment” (as defined in the Advisers Act) of the relevant Advisory Contract resulting from the consummation of the transactions contemplated under this Agreement, including any Advisory Client that is a Public Fund and that has not entered into a new investment advisory agreement (not including an interim advisory agreement under Rule 15a-4 under the Investment Company Act) with a Group Company, or the Buyer or one of its Affiliates, in accordance with applicable Legal Requirements.
“Off-the-Shelf Software” means commercially available Software obtained from a third-party on license terms generally available to the public.
“Order” means any order, injunction, judgment, or ruling of any Governmental Authority.
“Organizational Documents” means the certificate of incorporation and by-laws of a corporation, the certificate of formation and operating agreement of a limited liability company, the certificate of partnership and partnership agreement of a general or limited partnership, the declaration or agreement of trust and by-laws of a trust, and the similar organizational or constituent documents of any other Person other than a natural person.
“Permits” means any license, permit, approval, franchise, authorization, registration, qualification, consent, certificate, exemption order, no-action letter or other similar authorization issued by, or otherwise granted by, any Governmental Authority.

“Permitted Encumbrance” means (a) Encumbrances for Taxes, assessments, or other claims by a Governmental Authority not yet due or payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established as shown on the financial statements of the Group Companies; (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the ordinary course of business or the amount or validity of which is being contested in good faith by appropriate proceedings; (c) zoning codes, building codes, and other land use Legal Requirements of any Governmental Authority, in each case, which do not materially and adversely affect the current use of the affected asset; (d) purchase money Encumbrances and Encumbrances securing rental payments under capitalized or operating lease arrangements entered into in the ordinary course of business; (e) Encumbrances arising in the ordinary course of business under workers’ compensation, unemployment insurance, social security, retirement, and other similar Legal Requirements; (f) licenses entered into in the ordinary course of business, including licenses of Intellectual Property; (g) restrictions on transfer under Applicable Securities Laws; (h) the Encumbrances identified on Section 1.1(b) of the Company Disclosure Letter; and (i) such other Encumbrances that do not materially impair the conduct of the business of the Group Companies, taken as a whole.
“Person” means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock, or other company, business trust, trust, organization, labor union, Governmental Authority, or other entity of any kind.
“Personal Information” means information and data concerning an identified or identifiable natural Person that could reasonably identify a natural Person, including, any information specifically defined or identified in any Group Company privacy policy as “Personal information,” “Personally identifiable information,” or “PII.” Personal Information includes information in any form, including paper, electronic and other forms or mediums.
“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of a Straddle Period that ends on the Closing Date.
“Private Fund” means any pooled investment vehicle for which a Group Company provides Investment Management Services or serves as the sponsor, general partner, managing member, or in any similar capacity (including any master or feeder fund, parallel fund, fund of one or other similar alternative investment vehicle or third party co-investment vehicle), in each case other than a Public Fund and any publicly offered non-US domiciled pooled vehicle.
“Public Fund” means any pooled investment vehicle (including each portfolio or series thereof, if any) for which a Group Company acts as investment adviser, investment sub-adviser, general partner, managing member, sponsor, manager or in a similar capacity, and which is registered as an investment company under the Investment Company Act.
“Public Fund Board” means, with respect to a Public Fund, the board of directors, the board of trustees, or equivalent body, of such Public Fund.
“Purchase Price” means $319,000,000.
“R&W Insurance Policy” means the buyer-side representations and warranties insurance policy issued by AXA XL to the Buyer, which policy is bound and in effect as of the date hereof, and a copy of which is attached hereto as Exhibit C.

“Registered Intellectual Property” means any and all Group Company Owned IP that is registered, filed or issued under the authority of, with or by any Governmental Authority or Domain Name Registrar, including all patents, registered copyrights, registered trademarks, internet domain names and all applications for any of the foregoing.
“Related Client” means any Advisory Client or investor in any Private Fund that is (i) a Group Company, (ii) a director, officer, shareholder, owner or employee of any Group Company or a member of the immediate family of any such director, officer, shareholder, owner or employee, or (iii) a trust or collective investment vehicle in which any Group Company is a holder of a beneficial interest.
“Representative” means, with respect to any Person, any director, officer, member, manager, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
“Revenue Run Rate” means, as of any determination time, the aggregate annualized investment advisory, sub-advisory, investment management, or similar fees for all accounts of all Advisory Clients payable to the Group Companies, but exclusive of any performance based compensation, determined by multiplying (a) (i) in the case of the Base Date Revenue Run Rate, the Base Date Assets Under Management or (ii) in the case of the Closing Date Revenue Run Rate, the Adjusted Assets Under Management, by (b) in each case, for each account of each Advisory Client as of the applicable determination time, the applicable annual fee rate or fee schedule for such account under the applicable Advisory Contract for such account as of such applicable determination time.
“Revenue Run Rate Adjustment” means (a) if the Client Consent Percentage is ninety two point five percent (92.5%) or greater, then $0, (b) if the Client Consent Percentage is eighty percent (80%) or less, then twenty percent (20%) of the Purchase Price, and (c) if the Client Consent Percentage is greater than eighty percent (80%) but less than ninety two point five percent (92.5%), then an amount equal to (i) the Purchase Price, multiplied by (ii) (A)  one point six (1.6) multiplied by (B) the percentage resulting from (I) ninety two point five percent (92.5%) minus (II) the Client Consent Percentage.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Seed Capital Interests” means the separate accounts, investments, and other interests by the Seller and/or one or more of its Affiliates with respect to the business of the Group Companies as of the date hereof and described on Exhibit D attached hereto.
“Seller Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization), Section 4.2 (Power and Authority), Section 4.4(a) and (b) (Noncontravention), Section 4.5 (Capitalization), Section 4.7 (Brokers), Section 5.1 (Organization), Section 5.2 (Power and Authority), Section 5.4(a) and (b) (Noncontravention), Section 5.5 (Capitalization), and Section 5.21 (Brokers).
“Seller Indemnified Parties” means the Seller and its Affiliates, and their respective directors, officers, partners, managers, employees, agents, direct and indirect equityholders, successors and assigns; provided, that Seller Indemnified Parties shall expressly exclude the Group Companies.
“Seller Trademarks” means (a) those trademarks listed on Exhibit E attached hereto, (b) all trademarks, service marks, trade dress, trade names, logos, social media accounts and domain names owned or purported to be owned by the Seller or any of its Affiliates (other than the Group Companies, as set forth in Section 5.11 of the Company Disclosure Letter), and (c) any trademarks, service marks, trade dress, trade names, logos, social media accounts and domain names confusingly similar to, derived from, or constituting a part, combination or variation of any of (a) or (b).
“Software” means any and all (a) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, development and design tools, applets, compilers and assemblers, (b) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, and (c) documentation relating to or embodying any of the foregoing or on which any of the foregoing is recorded.
“Sub-Advised Public Fund” means any investment company or series of an investment company for which a Group Company acts as investment sub-adviser and which is registered as an investment company under the Investment Company Act.
“Target Working Capital” means $12,500,000.
“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, escheat, abandoned property, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, imputed underpayment or other tax, duty, levy, assessment or charge of any kind, including any interest, penalty, or addition thereto.
“Tax Return” means any return, form, notice, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with any Governmental Authority, including any attachment thereto and any amendment thereof.
“Threshold” means an amount equal to $1,595,000.
“Working Capital” means those current assets of the Group Companies identified on Exhibit A attached hereto, minus those current liabilities of the Group Companies identified on Exhibit A attached hereto, in each case, calculated in accordance with the Accounting Principles.
Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Exhibit, or Disclosure Letter means a Section or Article of, Exhibit to, or Disclosure Letter delivered in connection with, this Agreement, (b) the word “including” shall be construed as “including without limitation”, (c) references to a particular statute or regulation include such statute and regulation and all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case, as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) words expressed in the masculine shall include the feminine and neuter genders and vice versa, (f) the word “will” shall have the same meaning as the word “shall”, (g) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and shall not simply mean “if”, (h) references to “day” or “days” in the lower case means calendar days, (i) references to the “date hereof” are to the date of this Agreement, (j) the words “hereof”, “herein”, “hereto”, and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not any particular provisions of this Agreement, (k) references to dollars or “$” are to United States dollars, and (l) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement.
1.2    Certain Other Definitions. Each of the following terms has the meaning ascribed to such term in the Section set forth opposite such term:

TERM	SECTION
Adjusted Closing Consideration	3.1.8
Adviser Compliance Policies	5.13.10
Affordable Care Act	5.17.5
Agreement	Preamble
Allocation Objections Statement	7.12.6
Allocation Schedule	7.12.6
BHMS Equity Interest	Recitals
BHMS	7.19
BHMS GP	Preamble
BHMS LP	Preamble
BIF	7.19
Buyer	Preamble
Buyer Parent	Preamble
Buyer R&W Group	10.4.5
Buyer Released Parties	11.1.2
CARES Act	5.16.10
Claim Notice	10.1
Closing	2.2
Closing Consideration	3.1.2
Closing Date	2.2
Closing Statement	3.1.3
Company	Preamble
Company Disclosure Letter	5
Company Equity Interest	Recitals
Confidential Information	7.17.1
Confidentiality Agreement	7.4.2
Covered Party	7.10.1
Direct Claim	10.4.4
Disclosing Party	7.17.1
Employee Plan	5.17.1
End Date	9.1.3
Estimated Closing Consideration	3.1.1
FCPA	5.24
Financials	5.6.1(b)
Group Companies	Preamble
Group Company	Preamble
Group Company Plan	5.17.2
Group Company Releasing Parties	11.1.1
Guaranteed Obligations	11.16.1
Inbound IP Contracts	5.11.2
IP Contracts	5.11.2
Material Contracts	5.12.2
Money Laundering Laws	5.23
Most Recent Balance Sheet	5.6.1(a)
Most Recent Balance Sheet Date	5.6.1(a)
New IAA	7.8.1
Notice of Disagreement	3.1.5
OFAC	5.25
Outbound IP Contracts	5.11.2

Parties	Preamble
Party	Preamble
Performance Record	5.9
Private Fund Financial Statement	5.15.16
Private Information	5.22
Public Fund Board Approval	7.8.1
Public Fund Proxy Statement	7.8.2
Public Fund Shareholder Approval	7.8.1
Public Fund Shareholder Meeting	7.8.2
Purchase Price Allocation	7.12.6
R&W Coverage Claim	10.4.5
Real Property	5.10.2
Real Property Leases	5.10.2
Receiving Parties	7.17.1
Regulatory Agencies	5.13.13
Ropes	11.15.1
Schedule Update	7.5
Section 1542	11.1.3
Seller	Preamble
Seller Disclosure Letter	4
Seller Released Parties	11.11
Seller Releasing Parties	11.1.2
SRO	5.13.15
Straddle Period	7.12.7
Tax Contest	7.12.3
Termination Date	7.1.1
Third Party Claim	10.4.1
Transfer Taxes	7.12.8
Transferred Interests	Recitals
WARN Act	7.9

2.	THE PURCHASE AND SALE TRANSACTIONS; THE CLOSING

2.1    Purchase and Sale of the Transferred Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall transfer and convey the Transferred Interests to the Buyer, and the Buyer shall purchase and acquire the Transferred Interests from the Seller, in each case, free and clear of all Encumbrances, other than restrictions on transfer under Applicable Securities Laws. In exchange for the sale, transfer, and conveyance of the Transferred Interests by the Seller, at the Closing, the Buyer shall pay to the Seller (a) the Estimated Closing Consideration, as adjusted and as payable as set forth in Articles 2 and 3 and minus (b) the Escrow Amount, which the Buyer shall deliver to the Escrow Agent at the Closing as set forth in this Article 2 and which shall be held and distributed in accordance with the terms of this Agreement and the Escrow Agreement.

2.2    Closing. The consummation of the purchase and sale of the Transferred Interests (the “Closing”) shall take place at the offices of Ropes & Gray LLP in Boston, Massachusetts at 10:00 a.m. local time on the second (2nd) Business Day immediately following the satisfaction or written waiver (to the extent permitted by applicable Legal Requirements) of the conditions set forth in Article 8 (other than any such conditions that by their terms or by their nature are to be satisfied at the Closing, but subject to satisfaction or written waiver (to the extent permitted by applicable Legal Requirements) thereof at the Closing), or at such other place and time or on such other date as the Seller and the Buyer may mutually agree in writing (the date on which the Closing actually occurs is referred to herein as the “Closing Date”).

2.3    Closing Deliveries.

2.3.1    At the Closing, the Seller shall deliver, or cause to be delivered, to the Buyer the following:
(a)one or more instruments of transfer, in customary form, sufficient to transfer the Transferred Interests from the Seller to the Buyer;

(b)a certificate, dated as of the Closing Date and signed on behalf of the Seller by a duly authorized officer of the Seller, certifying to the effect that the conditions set forth in Section 8.2 have been satisfied;

(c)a certificate, dated as of the Closing Date, signed by the Seller and conforming to the requirements of Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code;
(d)a copy of the EMS Agreement, duly executed by the Seller and/or one or more Affiliates of the Seller as required thereby;

(e)the Escrow Agreement, duly executed by the Seller;

(f)copies of the Consents (other than any Consent provided by so-called implied or negative consent) which evidence satisfaction of the condition set forth in Section 8.1.3;

(g)certificates of Good Standing for the Seller and each Group Company issued by the jurisdiction of its formation, in each case, as of a date not more than 15 days prior to the Closing Date;

(h)certificates of formation or partnership of each of the Group Companies certified by the Secretary of State of Delaware, in each case, as of a date no more than 15 days prior to the Closing Date; and

(i)a certificate dated as of the Closing Date and signed on behalf of the Seller by a duly authorized officer of the Seller, that attached thereto are true and complete copies of the resolutions duly adopted by the applicable governing bodies of the Seller and each Group Company approving their entry into this Agreement and the consummation of the transactions contemplated hereby and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date.

2.3.2    At the Closing, the Buyer shall deliver, or cause to be delivered, to the Seller (or to the Escrow Agent, in the case of clauses (b) and (d) below) each of the following:

(a)a certificate, dated as of the Closing Date and signed on behalf of the Buyer by a duly authorized officer of the Buyer, certifying to the effect that the conditions set forth in Section 8.3 have been satisfied;

(b)the Escrow Agreement, duly executed by the Buyer and the Escrow Agent;

(c)the Estimated Closing Consideration minus the Escrow Amount, by wire transfer of immediately available funds pursuant to wire transfer instructions specified by the Seller to the Buyer at least three (3) Business Days prior to the Closing;

(d)the Escrow Amount, by wire transfer of immediately available funds, to be held and released by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement; and

(e)a certificate dated as of the Closing Date and signed on behalf of the Buyer by a duly authorized officer of the Buyer, that attached thereto are true and complete copies of the resolutions duly adopted by the applicable governing bodies of the Buyer and the Buyer Parent approving their entry into this Agreement and the consummation of the transactions contemplated hereby and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date.

3.PURCHASE PRICE AND OTHER PAYMENTS

3.1    The Closing Consideration.

3.1.1    The “Estimated Closing Consideration” shall be equal to the good faith estimate of the Closing Consideration by the Seller, which estimate shall be delivered by the Seller to the Buyer not less than three (3) Business Days prior to the Closing Date. The Estimated Closing Consideration shall be prepared (a) on the basis of the most recently available books and records of the Group Companies, (b) in accordance with the Accounting Principles, to the extent applicable, and the other applicable provisions of this Agreement, and (c) so as not to give effect to the consummation of the transactions contemplated by this Agreement or the incurrence or arrangement of any financing incurred or to be incurred by the Buyer or any of its Affiliates in connection therewith. During the period after the delivery of the Estimated Closing Consideration and prior to the Closing, the Buyer shall have an opportunity to review the Estimated Closing Consideration and the Seller shall reasonably respond to any questions regarding the Estimated Closing Consideration raised by the Buyer; provided, that in no event shall any review of the Estimated Closing Consideration by the Buyer, or any dispute relating thereto, delay or prevent the Closing.

3.1.2    The “Closing Consideration” shall be an amount equal to (a) the Purchase Price, plus (b) the Closing Cash, minus (c) the Closing Debt, plus (d) the amount by which Closing Working Capital is greater than Target Working Capital, minus (e) the amount by which Target Working Capital is greater than Closing Working Capital, and minus (f) the Revenue Run Rate Adjustment.

3.1.3    Within ninety (90) days following the Closing Date, the Buyer shall prepare and deliver to the Seller a statement (the “Closing Statement”) setting forth the Buyer’s calculation of the Closing Consideration together with reasonable supporting details for such calculation. The Closing Statement shall be prepared in accordance with the same requirements applicable to the preparation of the Estimated Closing Consideration as set forth in Section 3.1.1.

3.1.4    During the thirty (30) days immediately following the Seller’s receipt of the Closing Statement, the Buyer shall, and shall cause its Affiliates (including the Group Companies) to, provide the Seller and its Representatives with reasonable access during normal business hours to the books and records (including work papers) of the Group Companies to the extent relevant to, and for purposes of, their review of the Closing Statement and the preparation of any Notice of Disagreement.

3.1.5    The Closing Statement, and all of the calculations, amounts, and line items included therein, shall become final and binding upon all of the Parties thirty (30) days following the Seller’s receipt thereof, unless the Seller gives written notice of its disagreement with the Closing Statement or the calculation of any of the amounts included therein (a “Notice of Disagreement”) to the Buyer on or prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted or, if such specification is not practicable, shall specify in reasonable detail the nature of the information that the Seller requires in order to reasonably specify the nature and amount of any disagreement so asserted.

3.1.6    If a timely Notice of Disagreement is delivered to the Buyer pursuant to Section 3.1.5, then the Closing Statement and the calculation of the Closing Consideration included therein (as revised in accordance with this Section 3.1) shall become final and binding upon all of the Parties hereto on the earlier of (a) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by the Seller and the Buyer, and (b) the date any and all matters specified in the Notice of Disagreement and not resolved in writing by the Seller and the Buyer are finally resolved in writing by the Arbiter. The Closing Statement and the calculation of the Closing Consideration included therein shall be revised by the Seller and the Buyer to the extent necessary to reflect any resolution by the Seller and the Buyer and any final resolution made by the Arbiter in accordance with this Section 3.1. During the fifteen (15) days immediately following the delivery of a Notice of Disagreement, or such longer period as the Seller and the Buyer may agree in writing, the Seller and the Buyer shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by the Seller and the Buyer) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar Legal Requirements. At the end of such fifteen (15) day period (or such longer period to the extent such fifteen (15) day period has been extended), the Seller and the Buyer shall submit to the Arbiter for review and resolution any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Disagreement.

3.1.7    If submitted to the Arbiter pursuant to Section 3.1.6, the Seller and the Buyer shall instruct the Arbiter to, and the Arbiter shall, make a final determination of all such matters (but only such matters) which remain in dispute and which were included in the Notice of Disagreement. Such determination shall be made in accordance with the Accounting Principles, to the extent applicable, and the applicable terms and provisions of this Agreement. The Seller and the Buyer shall cooperate with the Arbiter during the term of its engagement. The Seller and the Buyer shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by the Seller, on the one hand, or the Buyer, on the other hand, or less than the smallest value for such item assigned by the Seller, on the one hand, or the Buyer, on the other hand. The Seller and the Buyer shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on presentations by the Seller and the Buyer that are in accordance with the Accounting Principles, to the extent applicable, and the applicable terms and provisions of this Agreement. The Seller and the Buyer shall request the Arbiter to deliver its final determination in writing and within thirty (30) days following final submission of the disputed matters to it. The fees and expenses of the Arbiter shall be borne by the Seller, on the one hand, and the Buyer, on the other hand, based on the percentage that the portion of the contested amount not awarded to each such Party bears to the amount actually contested by such Party, and such allocation of fees and expenses shall be calculated by the Arbiter and such calculation shall be final and binding on the Parties. At any time the Seller and the Buyer may agree to settle any objections raised in a Notice of Disagreement, which agreement shall be in writing and binding upon all of the Parties hereto with respect to the subject matter of any such dispute so resolved.

3.1.8    The Closing Consideration, as finally determined pursuant to this Section 3.1, shall be the “Adjusted Closing Consideration”. If the Adjusted Closing Consideration is greater than the Estimated Closing Consideration, then the Buyer shall pay, or cause to be paid, to the Seller an aggregate amount equal to the amount by which the Adjusted Closing Consideration is greater than the Estimated Closing Consideration. If the Adjusted Closing Consideration is less than the Estimated Closing Consideration, then the Seller shall pay, or cause to be paid, to the Buyer an aggregate amount equal to the amount by which the Adjusted Closing Consideration is less than the Estimated Closing Consideration. Any payments required to be made pursuant to this Section 3.1.8 shall be made within five (5) Business Days after the date on which the Adjusted Closing Consideration is finally determined pursuant to this Section 3.1 and shall be made by wire transfer of immediately available funds pursuant to the instructions specified in writing by the receiving party.

3.2    Adjusted Payments with respect to the Closing Consideration.

3.2.1    In the event that the Revenue Run Rate Adjustment finally determined as part of the Adjusted Closing Consideration is greater than $0, the Buyer shall, and shall cause each of its Affiliates (including, following the Closing, the Group Companies) to, take the actions set forth in, and otherwise comply with, the provisions of this Section 3.2.

3.2.2    During the Catch-Up Period, and with respect to each Advisory Client that was a Non-Consenting Advisory Client as of the Closing Date, the Buyer shall, and shall cause its Affiliates (including, following the Closing, the Group Companies) to, use their respective commercially reasonable efforts to obtain all necessary consents and approvals to the “assignment” (as defined in the Advisers Act) of each Advisory Contract or, if necessary in accordance with applicable Legal Requirements, to enter into new Advisory Contracts, with such Advisory Clients. In no event shall the Buyer take any action, or cause or permit any of its Affiliates (including the Group Companies) to take any action, in respect of obtaining the foregoing consents and approvals with the intent of minimizing or eliminating any of their respective obligations hereunder.

3.2.3    Upon conclusion of the Catch-Up Period, the Buyer shall send the Seller a written statement setting forth the Buyer’s calculation of the Catch-Up Payment, together with reasonable supporting calculations thereof. Upon the receipt of such statement, the provisions of Sections 3.1.4 through 3.1.7 shall apply, mutatis mutandis, to the review of such statement by the Seller and resolution of any dispute between the Seller and the Buyer arising therefrom.

3.2.4    Within five (5) Business Days following the date of final determination of the amount of the Catch-Up Payment pursuant to this Section 3.2, the Buyer shall pay, or cause to be paid, such amount to the Seller by wire transfer of immediately available funds pursuant to instructions specified in writing by the Seller.

3.3    Withholding. Each Party shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as such Party is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local, or foreign Tax Legal Requirement, and pay such withheld amounts over to the appropriate Governmental Authority. If such Party believes that any deduction or withholding is so required under the Code, or any provision of the applicable Tax-related Legal Requirements, then such Party shall give written notice to the applicable payee in respect of whom such deduction or withholding is required as soon as reasonably practicable after becoming aware of such deduction or withholding requirement, and such Party shall provide the applicable payee a reasonable opportunity to provide any applicable certificates, forms or other documentation that would eliminate or reduce the requirement to deduct or withhold Tax under the applicable Legal Requirements. To the extent that amounts are so deducted and withheld by any Party and timely paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.REPRESENTATIONS AND WARRANTIES OF THE SELLER

In order to induce the Buyer to enter into and perform this Agreement and to consummate the transactions contemplated hereby, and except as disclosed in the disclosure letter delivered by the Seller to the Buyer immediately prior to the execution of this Agreement (the “Seller Disclosure Letter”) (it being understood and agreed that disclosure of any item in any section or subsection of the Seller Disclosure Letter shall be deemed disclosure in all other sections or subsections if the relevance of such item to such sections or subsections is reasonably apparent on its face), the Seller hereby represents and warrants to the Buyer on the date of this Agreement and on the Closing Date as follows:
4.1    Organization. The Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite organizational power and authority to conduct its business substantially in the manner in which it is currently being conducted and to own, lease and operate its respective properties and assets.

4.2    Power and Authority. The Seller has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation by the Seller of the transactions contemplated hereby, have been duly authorized by the Seller and no other action on the part of the Seller is necessary to authorize the execution and delivery by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming due and valid authorization, execution, and delivery hereof by the other Parties hereto, constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

4.3    Authorization of Governmental Authorities. Except for compliance with the HSR Act and Applicable Securities Laws, the execution and delivery by the Seller of this Agreement does not, and the consummation by the Seller of the transactions contemplated hereby will not, require any Consent, Order or Permit of, or filing with or notification to, any Governmental Authority.

4.4    Noncontravention. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Seller, (b) contravene, conflict with, or result in (with or without the giving of notice or the lapse of time) a violation or breach of any Legal Requirement applicable to the Seller, (c) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any obligation required by, any material contract to which the Seller is a party, other than as set forth in the Organizational Documents of the Group Companies, or (d) result in the creation of any Encumbrance upon any of the Transferred Interests.

4.5    Capitalization. The Seller is the record owner of all of the Transferred Interests, in each case, free and clear of any Encumbrances, other than Permitted Encumbrances or as set forth in the Organizational Documents of the Group Companies.

4.6    Litigation. There are no Actions (a) pending or, to the Knowledge of the Seller, threatened against or involving the Seller or (b) to the Knowledge of the Seller, that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, which in each case would adversely affect the Seller’s performance under this Agreement or the consummation by it of the transactions contemplated hereby.

4.7    Brokers. No Person is or may be entitled to a broker’s commission, finder’s fee, advisor’s fee or similar payment in connection with this Agreement or the transactions contemplated hereby from as a result of any arrangement or undertaking entered into by the Seller.

4.8    Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 4, THE SELLER MAKES NO OTHER REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, REGARDING THE SELLER, THE GROUP COMPANIES, THE BUSINESS OF THE GROUP COMPANIES, THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY INFORMATION FURNISHED OR MADE AVAILABLE TO THE BUYER OR ITS AFFILIATES, ANY OF THEIR RESPECTIVE REPRESENTATIVES, OR ANY OTHER PERSON FOR THEIR BENEFIT. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4, THE SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, OR ANY USE BY THE BUYER OR ITS AFFILIATES OR REPRESENTATIVES OF, ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO THE BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIALS DELIVERED TO THE BUYER AND/OR MADE AVAILABLE IN THE DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED HEREBY) OR AS TO THE FUTURE REVENUE, PROFITABILITY OR SUCCESS OF THE BUSINESS OF THE GROUP COMPANIES, OR ANY REPRESENTATION OR WARRANTY ARISING FROM STATUTE OR OTHERWISE IN LAW.

5.REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

In order to induce the Buyer to enter into and perform this Agreement and to consummate the transactions contemplated hereby, and except as disclosed in the disclosure letter delivered by the Group Companies to the Buyer immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure in all other sections or subsections if the relevance of such item to such sections or subsections is reasonably apparent on its face), the Group Companies hereby represent and warrant to the Buyer on the date of this Agreement and on the Closing Date as follows:
5.1    Organization. Each Group Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite organizational power and authority to conduct its business substantially in the manner in which it is currently being conducted and to own, lease and operate its respective properties and assets. Each Group Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or licensing necessary. The Group Companies have made available to the Buyer accurate and complete copies of the Organizational Documents of the Group Companies.

5.2    Power and Authority. Each Group Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions and to perform its obligations contemplated hereby. The execution and delivery of this Agreement, and the consummation by them of the transactions contemplated hereby, have been duly authorized by each Group Company and no other action on the part of any of them is necessary to authorize the execution and delivery by any of them of this Agreement or the consummation by them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Group Company and, assuming due and valid authorization, execution, and delivery hereof by the other Parties hereto, constitutes a valid and binding obligation of each Group Company, enforceable against them in accordance with its terms, except as may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

5.3    Authorization of Governmental Authorities; Consents. Except for compliance with the HSR Act and Applicable Securities Laws, including the clearance of the proxy statement(s) relating to obtaining shareholder consent from the Public Funds, Section 5.3 of the Company Disclosure Letter sets forth a true and complete list of (a) each Consent of any Governmental Authority and (b) each declaration to or filing or registration with any such Governmental Authority, in each case, that is required in connection with the execution and delivery of this Agreement by the Group Companies or the performance by the Group Companies of their obligations hereunder or the transactions contemplated by this Agreement. No “fair price”, “interested shareholder”, “business combination” or similar provision of any state takeover Legal Requirement is applicable to the transactions contemplated by this Agreement.

5.4    Noncontravention. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Group Companies, (b) contravene, conflict with or result in (with or without the giving of notice or the lapse of time or both) a violation or breach of any Legal Requirement applicable to the Group Companies, (c) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any obligation required by, any Material Contract (other than with respect to Consents required under the Advisory Contracts) to which any Group Company is a party, other than as set forth on Section 5.4 of the Company Disclosure Letter, or (d) result in the creation of any Encumbrance upon any of the properties or assets of the Group Companies.

5.5    Capitalization; Subsidiaries.

5.5.1    Section 5.5 of the Company Disclosure Letter sets forth the authorized and issued Capital Stock of each Group Company as of the date hereof, including the name of each holder of such Capital Stock and the amount of Capital Stock held by such holder. There is no outstanding Capital Stock of any Group Company as of the date hereof which is not described in Section 5.5 of the Company Disclosure Letter. All Capital Stock of each Group Company has been duly and validly authorized and is validly issued, fully paid, and non-assessable and was not issued in violation of any federal or state securities Legal Requirements, preemptive or similar right, purchase option, call or right of first refusal or similar right.

5.5.2    Except as set forth in Section 5.5.2 of the Company Disclosure Letter, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, exchange rights, preemptive rights, rights of first refusal, calls, contracts, pledges, puts, conversion rights or other commitments or agreements that could require any Group Company to issue or sell any Capital Stock in any Group Company.

5.5.3    Except as set forth in Section 5.5.3 of the Company Disclosure Letter, there are no outstanding or authorized equity appreciation, phantom stock or similar rights with respect to any Group Company. Other than the Group Companies’ Organizational Documents, there are no Contracts that obligate any Group Company to purchase, redeem or otherwise acquire any of its Capital Stock. Other than the Group Companies’ Organizational Documents, there are no rights, documents, instruments or Contracts relating to the voting of the Capital Stock or restrictions on the transfer of the Capital Stock. There are no declared or accrued but unpaid dividends or other distributions with respect to any Capital Stock of the Group Companies. The relative rights, preferences and other provisions relating to the Capital Stock are as set forth in the Group Companies’ Organizational Documents.

5.5.4    Except for the Capital Stock of another Group Company or as set forth in Section 5.5.4 of the Company Disclosure Letter, the Group Companies do not own, and have not owned for the prior ten (10) years, beneficially or of record, any Capital Stock of any Person, and the Group Companies have not for the prior ten (10) years, and do not, control or act as a manager in relation with, directly or indirectly, any other Person. No Group Company has any Liability regarding the making of any investment (in the form of a loan, capital contribution, or otherwise) in any other Person, other than another Group Company.

5.6    Financial Matters.

5.6.1    Attached to Section 5.6 of the Company Disclosure Letter are copies of the following:

(a)the unaudited balance sheet of the Company as of June 30, 2020 (respectively, the “Most Recent Balance Sheet” and the “Most Recent Balance Sheet Date”) and the related unaudited statements of income and cash flows of the Company for the 6-month period then ended(the “Most Recent Income and Cash Flow Statement”); and

(b)the audited special purpose balance sheets of the Company as of December 31, 2018 and December 31, 2019 and the related audited special purpose statements of income and cash flows of the Company for the fiscal years then ended (collectively, and together with the Most Recent Balance Sheet and the Most Recent Income and Cash Flow Statement, the “Financials”).

5.6.2    Except as described in the notes thereto, the Financials have been prepared in accordance with the Financial Statement Standards consistently applied (subject, in the case of the Most Recent Balance Sheet, to year-end audit adjustments and the absence of notes) and fairly and accurately present, in all material respects, in accordance with the Financial Statement Standards the consolidated financial position of the Company as at the respective dates thereof and the consolidated results of operations and changes in financial position of the Company for the respective periods covered thereby.

5.6.3    All of the accounts receivable of the Company reflected on the Most Recent Balance Sheet are bona fide accounts receivable from transactions in the ordinary course of business representing valid and binding obligations of others and, except as reflected in the Company’s allowance for doubtful accounts reserve set forth on the Most Recent Balance Sheet and to the Group Companies’ Knowledge, are not subject to setoff or counterclaim. Since the Most Recent Balance Sheet Date, the Company has collected its accounts receivable in the ordinary course of business and has not accelerated any such collections outside of the ordinary course of business. Except as set forth on Section 5.6.3 of the Company Disclosure Letter, the Company has no accounts receivable or loans receivable from any Person who is an Affiliate of any

Group Company, any equityholder of any Group Company or any of their respective directors, officers, or equityholders. Since the Most Recent Balance Sheet Date, the Company has paid its accounts payable reflected on the Most Recent Balance Sheet in the ordinary course of business and has not accelerated or delayed any such payment outside of the ordinary course of business. Except as set forth on Section 5.6.3 of the Company Disclosure Letter, the Company has no accounts payable to any Person who is an Affiliate of any Group Company, any equityholder of any Group Company or any of their respective directors, officers, or equityholders.

5.7    Absence of Undisclosed Liabilities.

5.7.1    No Group Company has any Liabilities, other than Liabilities (a) adequately reflected on the face of the Most Recent Balance Sheet, (b) incurred in the ordinary course of business (none of which relates to any noncompliance of any applicable Legal Requirement, breach of contract or warranty, tort, infringement, claim or Action) since the Most Recent Balance Sheet Date, (c) arising or resulting from an existing Contract, or (d) set forth on Section 5.7 of the Company Disclosure Letter.

5.7.2    Except as set forth in Section 5.7.2 of the Company Disclosure Letter, the Group Companies have not entered into any undertaking, guarantee or similar agreement on behalf of any other Group Company, or any present or former employee, officer, or director of the Group Companies, in respect of the any material capital commitment, capital contribution, capital return obligation (including in respect of capital contributions or “clawback” of carried interest) or other payment owed by Group Company or such present or former employee officer or director of the Group Companies.

5.8    Absence of Certain Developments. Since the Most Recent Balance Sheet Date, except as set forth in the applicable subsection of Section 5.8 of the Company Disclosure Letter, (a) the Group Companies have operated in the ordinary course of business and (b) except as set forth in the applicable subsection of Section 5.8 of the Company Disclosure Letter, there has not been:

5.8.1    any Material Adverse Effect;

5.8.2    any Encumbrance placed on any of the assets or properties of the Group Companies, other than Permitted Encumbrances;

5.8.3    any material damage, destruction or loss to any of the assets or properties of the Group Companies, whether or not covered by insurance;

5.8.4    any declaration, setting aside or payment of any distribution by the Group Companies, or the making of any other distribution in respect of the Capital Stock of any Group Company, or any redemption, purchase or other acquisition by any Group Company of its own Capital Stock;

5.8.5    any cancellation by any Group Company of any material debt or claim owing to, or waiver of any material right of, such Group Company;

5.8.6    other than in the ordinary course of business (i) any hiring, resignation, termination or removal of any officer, director, manager or employee of the Group Companies with an annualized base compensation in excess of $150,000, except for terminations and removals for cause, or (ii) any increase (or promise of any increase) in an amount no greater than $25,000 in the salary or other compensation or benefits (including equity arrangements and bonus payments or obligations) payable by, or to become payable by, the Group Companies to any of its employees, consultants, contractors, or advisors with an annualized base compensation in excess of $150,000 after giving effect to such increase;

5.8.7    any loans made by any Group Company to or for the benefit of any of its or their employees, officers or directors, or any members of their immediate families, other than advances to employees of business expenses in the ordinary course of business;

5.8.8    any contingent Liability incurred by a Group Company as guarantor or otherwise with respect to the obligations of any other Person;

5.8.9    any change in accounting methods or practices, or any material change in collection policies or practices, pricing policies or practices, or payment policies or practices, in each case of any Group Company, other than in the ordinary course of business;

5.8.10    any adoption, revocation of or change to a Tax election, any adoption or change in any accounting period or accounting method, any amendment to any Tax Return, any closing agreement or any settlement of any Tax audit, examination or proceeding, or any Consent to any extension or waiver of the limitation period applicable to any Tax audit, proceeding or assessment (other than an extension in connection with extensions of the due date for filing Tax Returns);

5.8.11    any sale, assignment or transfer of any of the material Group Company Intellectual Property, other than non-exclusive licenses to the Group Companies’ customers in the ordinary course of business;

5.8.12    any notification of a material claim under the Group Companies’ insurance policies; or

5.8.13    the entry into any Contract for any Group Company to take any of the actions specified in Sections 5.8.1 through 5.8.12 above.

5.9    Ownership of Assets. Except as set forth on Section 5.9 of the Company Disclosure Letter, a Group Company has good and marketable title to, or, in the case of property held under a Contract, a valid leasehold interest in, or the right to use and otherwise commercially exploit, all of the properties, rights, and assets, whether real or personal and whether tangible or intangible, that are primarily used by the Group Companies in the conduct of their business. None of the property or assets, whether real or personal and whether tangible or intangible, owned by the Group Companies is subject to any Encumbrance, other than a Permitted Encumbrance. Except as set forth on Section 5.9 of the Company Disclosure Letter, the Group Companies exclusively own or otherwise have an exclusive, irrevocable and legally enforceable right, on a royalty-free basis, to perpetually use all performance records of the Group Companies and any Advisory Client or composites of performance records of multiple Advisory Clients, including all data and other information underlying and supporting such records (collectively, “Performance Records”).

5.10    Real Property.

5.10.1    Except as set forth in Section 5.10 of the Company Disclosure Letter, no Group Company owns, or has owned for the last ten (10) years, any interest in any real property.

5.10.2    Section 5.10 of the Company Disclosure Letter sets forth a true, correct, and complete list as of the date hereof, including addresses, of each leasehold interest in real property leased, subleased, or licensed by, or for which a right to use or occupy has been granted to, any Group Company (the “Real Property”). Section 5.10 of the Company Disclosure Letter identifies as of the date hereof, with respect to each portion of the Real Property, each Contract under which such Real Property is occupied or used (the “Real Property Leases”).

5.10.3    There are no subleases, easements, licenses, occupancy agreements, options, rights, concessions or other Contracts granting to any Person (other than a Group Company) the right of use or occupancy of the Real Property and there is no Person (other than a Group Company) in possession (or, to the Group Companies’ Knowledge, that has any right to possession) of the Real Property.

5.11    Intellectual Property.

5.11.1    Section 5.11.1 of the Company Disclosure Letter sets forth a true and complete list of each item of Registered Intellectual Property. A Group Company (i) exclusively owns all right, title, and interest in and to all items required to be set forth on Section 5.11.1 of the Company Disclosure Letter, and (ii) exclusively owns all right, title, and interest in and to, or has sufficient rights to, pursuant to a valid and enforceable license, all other Intellectual Property Rights used in the conduct of their business in the ordinary course of business as of the Closing Date, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. All Group Company Owned IP is valid and subsisting and in full force and effect. No proceeding is pending or, to the Group Companies’ Knowledge, is threatened, that challenges the legality, validity, enforceability, registration, use or ownership of any of the material Group Company Owned IP and none of the material Group Company Owned IP has been adjudged invalid or unenforceable in whole or in part. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Group Company Intellectual Property. There exist no material restrictions on the disclosure, use, license or transfer of the Group Company Owned IP, except for any restrictions imposed by a Legal Requirement.

5.11.2    Section 5.11.2 of the Company Disclosure Letter identifies as of the date hereof each Contract pursuant to which (a) any Licensed Intellectual Property is or has been licensed, sold, assigned or otherwise conveyed or provided to a Group Company, excluding any Off-the-Shelf Software (the “Inbound IP Contracts”) and (b) any Person has been granted any license or covenant not to be sued under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Group Company Owned IP, excluding any non-exclusive licenses on materially consistent standard terms under any commercially available Group Company Owned IP entered into with the Group Companies’ customers or contractors in the ordinary course of business (the “Outbound IP Contracts” and together with the Inbound IP Contracts, the “IP Contracts”). No Group Company is bound by or subject to any Contract containing any obligation on the part of the Group Company to deposit any Group Company Source Code with any Person. No Group Company Source Code has been released to any Person, or is entitled to be released to any Person, by any escrow agent, and the consummation of the transactions contemplated hereby will not trigger the release of any Group Company Source Code. To the Group Companies’ Knowledge, all IP Contracts are valid, binding, in full force and effect. No Group Company or, to the Group Companies’ Knowledge, any other Person who is a party to any of the IP Contracts is in material breach thereof. Except as set forth on Section 5.11.2 of the Company Disclosure Letter, no Group Company has received within the last three (3) years any written notice or allegation of any termination or material breach of any of the Inbound IP Contracts.

5.11.3    No Group Company has, within the last three (3) years (a) to the Group Companies’ Knowledge, infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of any Person or (b) received any written charge, complaint, claim, demand, or notice alleging infringement, misappropriation or other violation of the Intellectual Property Rights of any Person (including any demand to refrain from using any Intellectual Property Rights of any Person). To the Group Companies’ Knowledge, no Person is infringing, misappropriating or otherwise violating, and no Person has infringed upon, misappropriated or otherwise violated, any Group Company Intellectual Property. No proceeding is pending or, to the Group Companies’ Knowledge, is threatened, alleging any Group Company has infringed, misappropriated, or otherwise violated any Intellectual Property Rights of any Person.

5.11.4    The Group Companies take and have taken commercially reasonable steps and precautions consistent with practices in their industry designed to protect the trade secrets of their businesses.

5.11.5    All of the Group Company IT Systems are free, in all material respects, from any malicious or disabling code or instructions, timer, copy protection device, clock, counter, or other limiting design or routing or any “back-door,” “time bomb,” “trojan horse,” “worm,” “drop dead device,” “virus,” “bug,” documentation error or corruptant, malware, “spyware,” or other similar programs, software routines or hardware components that would permit unauthorized access or the unauthorized disablement or erasure of any of the Group Company IT Systems or otherwise render the Group Company IT Systems incapable of being used in the manner for which they were designed. No Group Company IT Systems have experienced failures, breakdowns or continued substandard performance in the past 12 months that have caused substantial disruption or material interruption in any Group Company’s use thereof or in the conduct of their business. The Group Companies have in place business continuity and disaster recovery plans that are designed to minimize and mitigate the occurrence, duration and effect of any unscheduled unavailability of the Group Company IT Systems. Except as set forth in Section 5.11.5 of the Company Disclosure Letter, the Group Companies have tested such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing, or corrections were or are being made to be effective upon such testing.

5.11.6    All Persons who have participated in or contributed to the conception, authorship, creation, or development of any Group Company Owned IP for or under the supervision or direction of any Group Company, either (a) have executed and delivered to a Group Company a valid and enforceable written agreement (i) providing for the non-disclosure by such Person of all confidential information, and (ii) providing for the assignment (by way of a present grant of assignment) by such Person to a Group Company of all Intellectual Property Rights conceived of, authored, created or developed by such Person in connection with his or her employment by, engagement by or agreement with such Group Company, or (b) in the event that no valid and enforceable written agreement exists between such Person and such Group Company, such Intellectual Property Rights conceived of, authored, created, or developed were a “work for hire”. Except as would not be reasonably expected to be material to the Group Companies taken as a whole, the consummation of the transactions contemplated by this Agreement will not impair the right, title or interest of any Group Company in or to any of the Group Company Owned IP or Group Company IT Systems, and will not impair any access to or use of the Group Company IT Systems.

5.11.7    All Software pursuant to an Inbound Contract (other than Off-the-Shelf Software) has been used by the Group Companies in accordance with the terms thereof (a) with respect to the number of copies and the number of authorized users, and (b) with respect to all other terms, to the Group Companies’ Knowledge, in all material respects

5.12    Material Contracts.

5.12.1    Section 5.12 of the Company Disclosure Letter lists each of the following Contracts to which a Group Company is party as of the date hereof:

(a)all Contracts (i) for the purchase or lease of personal property, (ii) with any supplier, vendor or other party for the furnishing of products, supplies, inventory or services to any Group Company, or (iii) relating to capital expenditures, in each case, with aggregate payments by any Group Company reasonably expected to be equal to or greater than $75,000 in any twelve (12) month period or that are not cancelable by a Group Company without penalty on less than sixty (60) days’ notice;

(b)other than Advisory Contracts, all Contracts involving gross revenue or aggregate payments to any Group Company that are reasonably expected to be equal to or greater than $100,000 in any twelve (12) month period;

(c)all Contracts relating to the lease, license or use by any Group Company of material real property;

(d)all material broker, sales, exclusive dealing, distributor, dealer, franchise, agency, sales promotion, market research, marketing, consulting and advertising contracts to which any Group Company is a party, or any other material Contract that compensates any Person by any Group Company based on any sales;

(e)all Contracts relating to Debt of any Group Company, including any Contracts in which any Group Company is a guarantor of Debt;

(f)all Contracts pursuant to which any Group Company has advanced or loaned, or agreed to advance or loan, any amount to any Person, other than advances to employees of business expenses in the ordinary course of business;

(g)all Contracts that limit or purport to limit the ability of any Group Company to compete in any line of business or with any Person or in any material geographic area or during any period of time;

(h)all written employment or consulting Contracts with any employee, contractor, consultant or advisor with an annualized base compensation in excess of $150,000;

(i)all joint venture, joint marketing (including any pilot program), partnership, strategic alliance or other agreements involving the sharing of profits, losses, costs or liabilities with any Person or any development, data-sharing, marketing or similar arrangement relating to any product or service;

(j)all Contracts with any equityholder of a Group Company, or any officer or director of any Group Company or with any Affiliate of the foregoing;

(k)all Contracts pursuant to which any Group Company agreed to provide “most favored nation” pricing or other terms and conditions to any Person with respect to any of the products or services of any Group Company;

(l)all Contracts (including letters of intent) involving the future disposition or acquisition of assets or properties (other than sales or purchase of inventory or equipment in the ordinary course of business) or relating to a merger, consolidation or similar business combination transaction or the acquisition by any Group Company of any operating business or the Capital Stock of any other Person;

(m)all Contracts involving any resolution or settlement of any actual or threatened Action under which any Group Company has a continuing obligation; and

(n)all Advisory Contracts.

5.12.2    Each Contract required to be disclosed on Section 5.12 of the Company Disclosure Letter, together with the Real Property Leases and the IP Contracts (all such Contracts, the “Material Contracts”) is enforceable (except as enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law) against each party thereto and is in full force and effect. Except as set forth on Section 5.12.2 of the Company Disclosure Letter, no Group Company nor, to the Knowledge of the Group Companies, any other party to any Material Contract is in breach or violation of, or default under, any Material Contract.

5.13    Legal Compliance; Permits; Registrations.

5.13.1    Except as set forth on Section 5.13.1 of the Company Disclosure Letter, the Group Companies have been duly granted all Permits under all Legal Requirements necessary for the conduct of their business. Section 5.13 of the Company Disclosure Letter describes each such Permit and the Governmental Authority responsible for issuing such Permit, in each case, as of the date hereof. True, correct and complete copies of all such Permits have been made available to the Buyer. Each such Permit is valid and in full force and effect, and, to the Group Companies’ Knowledge, no such Permit shall be revoked, terminated prior to its normal expiration date or not renewed pursuant to its terms as a result of the consummation of the transactions contemplated by this Agreement. Except as set forth on Section 5.13.1 of the Company Disclosure Letter, no Group Company is in material breach or violation of, or material default under, any such Permit. Except as set forth on Section 5.13.1 of the Company Disclosure Letter, within the past three (3) years, no Group Company has received any written notice from any Governmental Authority alleging non-compliance with any Permit.

5.13.2    For the last three (3) years, the Group Companies have complied in all material respects, and are presently in compliance in all material respects with (i) all Legal Requirements and (ii) all Applicable Securities Laws with respect to the business or affairs or properties or assets of the Group Companies, the business or affairs of the Private Funds, the Public Funds, and the provision of Investment Management Services (collectively, “Investment Laws and Regulations”). For the last three (3) years, the Group Companies have not received written notice of any violation of any such Legal Requirement, and no Group Company is in default with respect to any Order of any court or other Governmental Authority, applicable to any of its assets, properties or operations relating to the business or affairs of the Group Companies or the transactions contemplated by this Agreement or which would, or would reasonably be expected to, give rise to an affirmative answer to any of the questions in Item 11, Part 1 or Item 9, Part 2A of the Form ADV of the Company.

5.13.3    For the last three (3) years, the Private Funds and, to the Group Companies’ Knowledge, the Public Funds have filed the prospectuses, private placement memoranda, annual information forms, registration statements, proxy statements, financial statements, other forms, reports, advertisements and other documents required to be filed with applicable Governmental Authorities, and any amendments to them (collectively, the “Fund Reports”), and have paid the associated fees and assessments. The information provided in writing by the Group Companies for inclusion in each such Fund Report and, to the Group Companies’ Knowledge, each such Fund Report as a whole, did not at the time they were filed, and did not during the period of their authorized use, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were or are made, not misleading. For the last three (3) years, to the Group Companies’ Knowledge, all securities offered and sold by the Public Funds were offered and sold in all material respects in accordance with the registration requirements of Applicable Securities Laws or pursuant to exemptions therefrom.

5.13.4    (i) None of the Group Companies nor, to the Group Companies’ Knowledge, any of their respective officers, managers, directors, or employees have been the subject of any investigations or disciplinary proceedings or Orders of any Governmental Authority arising under Applicable Securities Laws, including the Investment Laws and Regulations, which would be required to be disclosed on Form ADV, and no such disciplinary proceeding or Order is pending or, to the Knowledge of the Group Companies, threatened; (ii) none of the Group Companies nor, to the Group Companies’ Knowledge, any of their respective officers, managers, directors, or employees have been permanently enjoined by the Order of any court or other Governmental Authority from engaging in or continuing any conduct or practice in connection with any activity; and (iii) none of the Group Companies nor any other Person “associated” (as defined under the Advisers Act or its equivalent under any Legal Requirement) with any of the Group Companies has been subject to, or has engaged in or been found to have engaged in conduct that could lead to, a disqualification pursuant to Section 203(e) or 203(f) of the Advisers Act (or its equivalent under any Legal Requirement) to serve as an investment adviser or as an associated Person of a registered investment adviser nor, to the Group Companies’ Knowledge, is there any basis for such disqualification.

5.13.5    Other than the Company, no other Group Company is required to be registered as an investment adviser under the Advisers Act or applicable state Legal Requirements as of the date hereof.

5.13.6    The Company, where required by applicable Legal Requirements, is duly registered as an investment adviser under the Advisers Act and is qualified and licensed as an investment adviser in each state and other jurisdiction wherein it is required to be so qualified or licensed. Except for such registrations, none of the Group Companies or their respective officers, managers, directors or employees is, or is required to be, registered or appointed as an “investment adviser” or “investment adviser representative”. Each such registration is in full force and effect.

5.13.7    Except as set forth on Section 5.13.7 of the Company Disclosure Letter, no exemptive Orders, “no-action” letters or similar exemptions or regulatory relief have been obtained by a Group Company from any Governmental Authority, nor are any requests for any such items pending by a Group Company.

5.13.8    No Group Company nor any officer, manager, director or employee thereof, is required to be registered, licensed or qualified as a broker-dealer, broker-dealer agent, registered representative, sales person, transfer agent, commodity pool operator, futures commission merchant, commodity trading advisor, bank, trust company, real estate broker or insurance agency under applicable Legal Requirements or is subject to any Liability by reason of any failure to be so registered, licensed or qualified. No Group Company has received written notice from any Governmental Authority within the past three (3) years of any proceeding concerning any failure to obtain any broker-dealer, broker-dealer agent, registered representative, sales person, transfer agent, commodity pool operator, futures commission merchant, commodity trading advisor, bank, trust company, real estate broker or insurance agency registration, license or qualification.

5.13.9    To the Group Companies’ Knowledge, no employee of any Group Company conducts investment management or investment advisory or sub-advisory activities except (i) as part of his or her employment with the applicable Group Company, (ii) managing his or her own investments or the investments of family members (including as an executor or similar agent), including as permitted by the family office exemption pursuant to Rule 202(a)(11)(G)-1 under the Advisers Act, or (iii) on behalf of charitable organizations as a member of a board or committee for which no compensation is paid.

5.13.10    With respect to any material written report of examination (including any deficiency letter), inspection or investigation of a Group Company issued by any Governmental Authority during the past three (3) years, no Governmental Authority has informed such Group Company in writing that (a) any material deficiencies or violations noted in such examination, inspection or investigation reports have not been resolved to the satisfaction of such Governmental Authority and (b) it intends to take further action on any such matter.

5.13.11        The Company has adopted (and for the last three (3) years has maintained at all times required by Legal Requirements) (i) a written code of ethics, as required by Rule 204A-1 under the Advisers Act, (ii) a written policy regarding insider trading and the protection of material non-public information, (iii) policies and procedures with respect to the protection of non-public personal information about customers, clients and other third parties designed to assure compliance with applicable Legal Requirements, (iv) a proxy voting policy as required by Rule 206(4)-6 under the Advisers Act, (v) anti-money laundering and customer identification programs in compliance with applicable Legal Requirements; (vi) policies and procedures with respect to business continuity plans in the event of business disruptions; (vii) policies and procedures for the allocation of investments purchased for its clients and (viii) all other policies and procedures pursuant to Rule 206(4)-7 under the Advisers Act (all of the foregoing policies and procedures being referred to collectively as “Adviser Compliance Policies”), and has designated and approved a chief compliance officer. There have been no material violations or written allegations of violations of the Adviser Compliance Policies during the last three (3) years. True and correct copies of the Adviser Compliance Policies have been made available to the Buyer

5.13.12    No Group Company nor, to the Group Companies’ Knowledge, any of the persons associated with any Group Company as specified in Section 506 of Regulation D under the Securities Act are subject to any of the disqualifying events listed in Section 506.

5.13.13    For the last three (3) years, the Company has not, and, to the Group Companies’ Knowledge, no director, trustee, officer or employee of the Company has, used any funds for campaign contributions that would cause any Group Company to be in violation of Rule 206(4)-5 of the Advisers Act.

5.13.14    The Company has made available to the Buyer a copy (current as of the date hereof) of the Company’s Form ADV Parts 1, 2A and 2B, as filed with the SEC or delivered to Advisory Clients, as applicable. Except as set forth in Section 5.13.14 of the Company Disclosure Letter, as of the date of each filing, amendment or delivery, as applicable, each part of each such Form ADV was accurate and correct in all material respects, did not omit to state a material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made and complied in all material respects with Legal Requirements.

5.13.15    For the last three (3) years, the Group Companies have filed, on a timely basis, Form ADV and all other required regulatory reports, schedules, forms, registrations and other documents in each case that are material to the Group Companies, as applicable, together with any amendments required to be made with respect thereto with (i) the SEC, (ii) any applicable domestic or foreign industry self-

regulatory organization (“SRO”), and (iii) all other applicable federal, state or foreign governmental or regulatory agencies or authorities (collectively with the SEC and the SROs, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for routine examinations conducted by a Regulatory Agency in the regular course of the business of the Group Companies or as set forth on Section 5.13.15 of the Company Disclosure Letter, within the last three (3) years no Regulatory Agency has initiated, or threatened to initiate, any material proceeding or, to the Knowledge of the Group Companies, any material investigation or inquiry into the business or operations of the Group Companies.

5.13.16    Each Advisory Client to which a Group Company provides Investment Management Services that is (i) an employee benefit plan, as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, (ii) a person acting on behalf of such a plan or (iii) an entity whose assets include the assets of such a plan, within the meaning of ERISA and applicable regulations (an “ERISA Client”) has been managed by the Group Company such that the Group Company in the exercise of such management is in compliance in all material respects with the applicable requirements of ERISA. Section 5.13.16 of the Company Disclosure Letter provides the identity of each ERISA Client.

5.14    Litigation; Outstanding Orders. Section 5.14 of the Company Disclosure Letter sets forth a complete and accurate list of all Actions (a) pending or, to the Group Companies’ Knowledge, threatened, against or involving any Group Company or, to the Group Companies’ Knowledge, any present or former officer, director, equityholder or employee of any Group Company in his or her capacity as such, or affecting any properties, assets or employees of any Group Company, or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. There is no Order against any Group Company or, to the Group Companies’ Knowledge, its or their respective present or former officers, directors, equityholders or employees in his or her capacity as such, or any properties, assets or, to the Group Companies’ Knowledge, employees of any Group Company. There have been no material Orders or Actions commenced or, to the Group Companies’ Knowledge, threatened against any Group Company or, to the Group Companies’ Knowledge, any of its and their respective present or former officers, directors, equityholders or employees in his or her capacity as such, or affecting any properties, assets or, to the Group Companies’ Knowledge, employees of any Group Company within the past three (3) years. There is no Action pending, or to the Group Companies’ Knowledge, threatened relating to the termination of, or limitation of, the Company’s rights under its registration under the Advisers Act as an investment adviser or any similar rights under any registrations or qualifications with Regulatory Agency, Governmental Authority or under any other Applicable Securities Laws.

5.15    Public Funds; Private Funds; Advisory Clients.

5.15.1    Section 5.15 of the Company Disclosure Letter lists each Public Fund as of the date hereof and provides a brief description of the business thereof. As of the date hereof, all of the Public Funds listed on Section 5.15 of the Company Disclosure Letter are Sub-Advised Public Funds

5.15.2    Section 5.15 of the Company Disclosure Letter lists each Advisory Client (including Private Funds) as of the date hereof (other than a Public Fund) from whom a Group Company earned revenue of at least $350,000 in the fiscal year ended December 31, 2019. None of the Advisory Clients required to be listed in Section 5.15 of the Company Disclosure Letter has given written notice to the Group Companies within the past one (1) year that it intends to terminate or materially reduce its investment relationship with the Group Companies or to adjust the fee schedule with respect to its Advisory Contract. Section 5.15 of the Company Disclosure Letter also identifies whether such Advisory Client is a Private Fund or other type of Advisory Client (e.g., separate account client) and lists (i) the domicile of such Advisory Client, and (ii) whether such Advisory Client is a Related Client. Additionally, in the case of each Private Fund,

Section 5.15 of the Company Disclosure Letter sets forth, to the extent applicable, the aggregate capital commitments, the aggregate contributed capital, the aggregate capital account value as of the quarter end preceding the date hereof, the aggregate remaining capital commitments and the fee schedule in effect (including any applicable fee waivers or discounts).

5.15.3    Each Advisory Contract has been performed in all material respects in accordance with its terms and all Legal Requirements, including Applicable Securities Laws, by the Group Companies. No Advisory Client or investor in any Advisory Client is in default of any obligation (including any economic obligation) under any of its Advisory Contracts in respect of the Group Companies.

5.15.4    None of the Group Companies has any express or implied understanding or arrangement which would cause the requirements of Section 15(f) of the Investment Company Act to not be met as a result of the transactions contemplated hereby.

5.15.5    To the Group Companies’ Knowledge, each Public Fund (i) is duly organized, validly existing and in good standing under the laws of its applicable jurisdiction and (ii) has the requisite power and authority to own its properties and to carry on its business as currently conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under applicable law (except where failure to do so is not material to its business).

5.15.6    To the Group Companies’ Knowledge, for the last three (3) years, as applicable and to the extent within their authority (i) the Group Companies have managed the Public Funds so as not to cause any Public Fund to fail to be treated as a regulated investment company or to meet the requirements for such treatment under the Code.

5.15.7    To the Group Companies’ Knowledge, the audited financial statements of each Public Fund for the last three (3) fiscal years and the interim financial statements of each Public Fund for the last six (6) calendar months, in each case have been prepared from, and are in accordance with, the books and records of the Public Fund in accordance with GAAP (except as otherwise disclosed therein) and fairly present in all material respects the financial position, statement of net assets and results of operations of the Public Fund at the dates and for the periods stated therein. The information provided in writing by the Group Companies for inclusion in such financial statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements in such written information, in the light of the circumstances under which they were or are made, not misleading. Correct and complete copies of such financial statements have been made available to the Buyer. The Group Companies have not, within the last three (3) years, received written notice of any material deficiencies or weaknesses in the design or operation of internal controls over financial reporting that have adversely affected or would reasonably be expected to adversely affect a Public Fund’s ability to record, process, summarize, and report financial information. The Group Companies have not, within the last three (3) years, received written notice of any fraud that involves management or other employees who have a significant role in a Public Fund’s internal controls over financial reporting.

5.15.8    To the Group Companies’ Knowledge, each Public Fund has duly adopted written policies and procedures required by Rule 38a-1 under the Investment Company Act. To the Group Companies’ Knowledge, for the last three (3) years, all such policies and procedures have complied in all material respects with applicable Legal Requirements. The Group Companies have not, within the last three (3) years, received written notice since a Public Fund’s inception of any material violations of any such policies and procedures. Neither the Group Companies nor, to the Group Companies’ Knowledge, the Public Fund, have received written notice within the last three (3) years, (x) from any Governmental Authority or any shareholder of a

Public Fund asserting any violation by the Public Fund or the Group Companies of such Legal Requirements, policies and procedures or (y) that the Public Fund or the Group Companies is under any investigation by any Governmental Authority for any alleged violation of such Legal Requirements, policies and procedures.

5.15.9    Each subadvisory Contract between a Group Company and a Public Fund was duly approved, continued, and for the last three (3) years has been in compliance in all material respects with the Investment Company Act. For the last three (3) years, each such subadvisory Contract was performed in all material respects by the Group Companies in accordance with its terms.

5.15.10        Except for those Private Funds for which the Company serves as manager as of the date hereof and disclosed on Section 5.15.10 of the Company Disclosure Letter, there are no pooled investment vehicles for which a Group Company provides Investment Management Services or serves as the sponsor, general partner, managing member, or in any similar capacity (including any master or feeder fund, parallel fund, fund of one or other similar alternative investment vehicle or third party co-investment vehicle), in each case other than a Public Fund and any publicly offered non-US domiciled pooled vehicle.

5.15.11        Since its inception, no Private Fund has (i) been required to register as an investment company under the Investment Company Act or (ii) issued or had outstanding any shares or other equity interests that are registered or required to be registered under Applicable Securities Laws.

5.15.12    For each Private Fund, there has been in full force and effect an Advisory Contract at all times that the Company was performing Investment Management Services for such Private Fund. Each Advisory Contract pursuant to which the Company has received compensation respecting its activities in connection with any of the Private Funds was duly approved and performed in all material respects in accordance with the Organizational Documents of the Private Funds and Legal Requirements. The Group Companies have made available to the Buyer prior to the date hereof true and complete copies of each such Advisory Contract and all side letters with any investor in a Private Fund.

5.15.13    Each Private Fund has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership, limited liability company, or similar power and authority. Each Private Fund is duly qualified, licensed or registered to do business in each jurisdiction where it is required to do so under Legal Requirements, except for any failure to be so qualified, licensed or registered that would not reasonably be expected to be material to the Group Companies, taken as a whole. All outstanding shares, units or interests of each Private Fund (i) have been issued, offered and sold in compliance with Legal Requirements in all material respects and (ii) have been duly authorized and validly issued and are fully paid (other than with respect to any unfunded capital commitments that may be called by such Private Fund pursuant to its Organizational Documents) and (if applicable) non-assessable.

5.15.14    Each Private Fund currently is, and has been since its inception, operated in compliance in all material respects with the terms of its Advisory Contracts, its governing documents and all Applicable Securities Laws. The Company is operating each Private Fund in compliance in all material respects with the terms of such Private Fund’s governing documents and all Applicable Securities Laws. Each of the investments made by each Private Fund in all material respects (i) has been made in accordance with the investment policies and objectives of such Private Fund in effect at the time such investments were made and (ii) has been held in accordance with such Private Fund’s investment policies and objectives to the extent applicable and in effect at the time such investments were held, except, in each case under clauses (i)-(ii), where any noncompliance would not reasonably be expected to be material to the Group Companies taken as a whole. Each Private Fund is in material compliance with the terms governing each of its underlying investments (including, in respect of material compliance with any applicable reporting and confidentiality provisions). No Private Fund is in material default with respect to any obligations to contribute capital to such underlying investments.

5.15.15    There are no material Orders outstanding with respect to any of the Private Funds.

5.15.16    To the extent any of such items has been previously prepared, the Group Companies have made available to the Buyer prior to the date hereof true and complete copies of the audited financial statements, prepared in accordance with GAAP, of each of the Private Funds, for the three (3) fiscal years ending December 31, 2019, December 31, 2018 and December 31, 2017 (each hereinafter referred to as a “Private Fund Financial Statement”). Each of the Private Fund Financial Statements is consistent in all material respects with the books and records of the related Private Fund, and presents fairly in all material respects in accordance with GAAP applied on a consistent basis (except as otherwise noted therein) the consolidated financial position of the Private Fund at the respective date of such Private Fund Financial Statement and the results of operations and cash flows for the respective periods indicated. The Private Fund Financial Statements reflect and disclose all material changes in accounting principles and practices adopted by each of the Private Funds during the periods covered by each Private Fund Financial Statement. The Group Companies have not received any written notice of any material deficiencies or weaknesses in the design or operation of internal controls over financial reporting that have adversely affected or would reasonably be expected to adversely affect any Private Fund’s ability to record, process, summarize, and report financial information. To the Group Companies’ Knowledge, there has been no fraud that involves management or other employees who have a significant role in a Private Fund’s internal controls over financial reporting and the Group Companies have not received any written notice of any fraud that involves management or other employees who have a significant role in any Private Fund’s internal controls over financial reporting.

5.15.17    Except as described in Section 5.15.17 of the Company Disclosure Letter, no Private Fund has at any time been terminated, or has had its investment operations (including such Private Fund’s ability to call or recycle capital for investment purposes) suspended or terminated, prior to the end of its stated term or had its management, investment management or investment advisory function transferred away from any Group Company.

5.15.18    Section 5.15.18 of the Company Disclosure Letter lists the indebtedness of each Private Fund. Each Private Fund is in material compliance with, and for the last three (3) years, has not been in material default under, any such indebtedness.

5.15.19    No intermediary, placement agent, distributor or solicitor has unlawfully marketed any of the services of any Private Fund or unlawfully marketed or sold any interest in any Private Fund in each case in any manner which would give rise to Liability to a Group Company, and, to the Group Companies’ Knowledge, there are no outstanding Actions against any of the Group Companies or any Private Fund with respect to such marketing or sale.

5.15.20    All Performance Records and private placement memoranda containing Performance Records provided, presented or made available by any Group Company within the past three (3) years to any Advisory Client or any actual or potential investor in any Private Fund have, to the Knowledge of the Group Companies, (i) complied with Legal Requirements in all material respects and (ii) did not at the time they were so provided, presented or made available contain any untrue statement of a material fact or, solely with respect to any private placement memoranda containing Performance Records, omit to state a material fact required to be stated in them or necessary to make the statements in them, in light of the circumstances under which they were made, not misleading. The Group Companies maintain all material documentation necessary to form a basis for, demonstrate or recreate the calculation of the performance or rate of return of all accounts that are included in the Performance Records as required by Legal Requirements.

5.16    Tax Matters.

5.16.1    Each Group Company and Seller (solely with respect to its interest in BHMS GP) have timely filed, or have caused to be timely filed on their behalf (after giving effect to extensions), all Tax Returns with respect to Income Taxes and all other material Tax Returns required to be filed by them. All such Tax Returns are true, correct and complete in all material respects. All Income Taxes and other material Taxes due and payable by the Group Companies or Seller (solely with respect to its interest in BHMS GP) (whether or not with respect to any such Tax Return) have been paid. As of the Most Recent Balance Sheet Date, adequate reserves and accruals have been established to provide for the payment of all Taxes of the Company which are not yet due and payable as of such date, and such reserves for Taxes as adjusted for operations and transactions and the passage of time through the Closing Date in accordance with past custom and practice of the Company are adequate to cover all unpaid Taxes of the Company accruing through the Closing Date.

5.16.2    All Taxes required to have been withheld and paid by a Group Company or Seller (solely with respect to its interest in BHMS GP) in connection with amounts paid by a Group Company or Seller (solely with respect to its interest in BHMS GP) to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld and timely paid to the appropriate Governmental Authority.

5.16.3    There is no pending, proposed in writing or outstanding audit, proceeding or examination concerning any Tax Return or Tax of any Group Company or Seller (solely with respect to its interest in BHMS GP). No deficiency or adjustment for any amount of Tax has been proposed, asserted or assessed by any taxing authority against any Group Company that has not been paid, settled or otherwise resolved.

5.16.4    No Group Company has ever been a member of an affiliated, combined, unitary or similar group filing a consolidated, combined, unitary or similar Tax Return (other than an affiliated group the common parent of which is BrightSphere, Inc.). No Group Company has any Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Legal Requirement), as a transferee or successor or by contract (other than any contract that is entered into in the ordinary course of business and not primarily related to Taxes) or otherwise (pursuant to any other Legal Requirement other than, for the avoidance of doubt, by contract).

5.16.5    No Group Company is a party to or bound by any Tax sharing, indemnification, allocation or similar agreement, other than contract that is entered into in the ordinary course of business and not primarily related to Taxes.

5.16.6    No Group Company is subject to any Encumbrances with respect to liabilities for Taxes, other than Permitted Encumbrances described in clause (a) of the definition thereof, imposed on any of their assets.

5.16.7    Neither Group Company nor Seller (solely with respect to its interest in BHMS GP) has agreed to, or is a beneficiary of, any extension of time with respect to any Tax deficiency or any Tax that may be assessed or collected, or any extension or waiver of a statute of limitations in respect of its Taxes, other than, in each case, automatic extensions in connection with extensions of the due date for filing Tax Returns or extensions or waivers no longer in effect.

5.16.8    Neither Group Company nor Seller (solely with respect to its interest in BHMS GP) has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

5.16.9    No Group Company (i) has or has had a branch, agency or permanent establishment in a country other than its country of organization, or has ever been subject to Tax in a jurisdiction outside of its country of organization, (ii) is a beneficiary of any private letter ruling of any Governmental Authority or is party to any transfer pricing agreement, closing agreement or similar agreement with any taxing authority, (iii) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter, or (iv) will be required to pay any Taxes as a result of Section 965 of the Code, including pursuant to an election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Legal Requirement).

5.16.10    No Group Company will be required to include any amount in taxable income in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date that is initiated on or prior to the Closing Date, (B) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Legal Requirement) executed on or prior to the Closing Date, (C) deferred intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Legal Requirement) which deferred intercompany transaction occurred on or prior to the Closing Date, (D) prepaid amount received or deferred revenue realized on or prior to the Closing, (E) installment sale or open transaction disposition made on or prior to the Closing Date; (F) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Legal Requirement); or (G) the delay of payment of employment taxes under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) or the advance refunding of credits under Section 3606 of the CARES Act. No Group Company has extended, deferred or delayed the payment of any Taxes or received any advance refunding of credits under the CARES Act.

5.16.11        No claim has been made within the past five (5) years by any taxing authority in a jurisdiction where neither Group Company nor Seller (solely with respect to its interest in BHMS GP) files Tax Returns that it is or may be subject to taxation by that jurisdiction.

5.16.12    Section 5.16.12 of the Company Disclosure Letter sets forth the entity classification for U.S. federal income Tax purposes of each Group Company and Seller since its respective date of formation.
Nothing in this Agreement, including this Section 5.16, shall give the Buyer Indemnified Parties the right be indemnified for any Taxes for any taxable period (or portion thereof) beginning after the Closing Date (other than as a result of any inaccuracy in or breach of the representation set forth in the first sentence of Section 5.16.4 or in Section 5.16.9(iv) or 5.16.10).
5.17    Employee Benefit Plans.

5.17.1    For purposes of this Agreement, “Employee Plan” means (a) any plan, program, agreement, policy, or arrangement that is (i) a welfare plan within the meaning of Section 3(1) of ERISA or (ii) a pension plan within the meaning of Section 3(2) of ERISA, or (b) any other employment, individual independent contractor, severance, deferred-compensation, retirement, stock option, stock purchase, equity, bonus, incentive, profit-sharing, retention, change-of-control, material fringe-benefit, or other similar plan, program, agreement, or policy.

5.17.2    Section 5.17 of the Company Disclosure Letter lists all material Employee Plans sponsored, maintained or contributed to by a Group Company or under which a Group Company has any material Liability, in each case, as of the date hereof (each a “Group Company Plan”).

5.17.3    No Group Company nor any other Person that would, at the relevant time, be considered a single employer with a Group Company under the Code or ERISA has within the past six (6) years sponsored, maintained, contributed to or had any Liability in respect of a plan subject to Title IV of ERISA, including any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA. Except as required under Section 601 et seq. of ERISA, no Group Company Plan provides benefits or coverage in the nature of health, life, or disability insurance following retirement or other termination of employment.

5.17.4    Each Group Company Plan that is intended to be qualified under Code Section 401(a) is subject to a favorable determination or opinion letter from the Internal Revenue Service and, to the Knowledge of the Group Companies, no event has occurred that would reasonably be expected to adversely affect such Tax-qualified status. Each Group Company Plan, including any associated trust or fund, has been administered in all material respects in accordance with its terms and with applicable Legal Requirements. The form of each Group Company Plan complies in all material respects with all applicable Legal Requirements. Other than routine claims for benefits, no Action is pending or, to the Knowledge of the Company, threatened with respect to any Group Company Plan or any fiduciary or service provider thereof in connection with such fiduciary’s or service provider’s service with respect to any Group Company Plan. All material payments and/or contributions required to have been made with respect to all Group Company Plans either have been made or have been accrued in accordance with the terms of the applicable Group Company Plan and applicable Legal Requirements. Each Group Company Plan may be amended, terminated, or otherwise modified by the sponsoring Group Company to the greatest extent permitted by applicable Legal Requirements, including the elimination of any and all future benefit accruals thereunder. No Group Company has announced its intention to modify or terminate any Group Company Plan or adopt any arrangement or program that, once established, would come within the definition of a Group Company Plan. No Group Company Plan is subject to the Legal Requirements of any jurisdiction outside the United States.

5.17.5    Each Group Company is and has been in compliance with the Patient Protection and Affordable Care Act of 2010 (the “Affordable Care Act”) in all material respects, and has made an offer of affordable minimum essential coverage to its relevant employees in the manner contemplated under Code Section 4980H to the extent required to avoid the adverse Tax consequences thereunder, and none of the Group Companies are otherwise liable or responsible for any assessable payment, taxes or penalties under Code Section 4980H or under the Affordable Care Act or in connection with requirements relating thereto.

5.17.6    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent event or events) (a) result in any payment of severance pay, change in control, retention or other bonus payments, or increase the amount or value of any payment or benefit, to any current or former employee, director, independent contractor or officer of a Group Company, (b) result in the acceleration of the time of payment, vesting, or funding of any such payments, (c) result in any “parachute payment” as defined in Code

Section 280G(b)(2) (whether or not such payment is considered to be reasonable compensation for services rendered), (d) limit the right of any Group Company to amend, merge, or terminate any Group Company Plan, or (e) result in a requirement to pay any tax “gross-up” or similar “make whole” payments to any employee, director, independent contractor or officer of a Group Company.

5.18    Employment Matters. No employee of a Group Company is currently represented by a labor union with respect to his or her employment by such Group Company and no Group Company is a party, or otherwise subject, to any collective bargaining Contract or other Contract with a labor union. To the Knowledge of the Group Companies, there is no organizational effort currently being made or threatened in writing by, or on behalf of, any labor union to organize employees of the Group Companies and no demand for recognition of employees of the Group Companies has been made by, or on behalf of, any labor union.

5.19    Affiliate Transactions. Except as set forth on Section 5.19 of the Company Disclosure Letter, no Affiliate of the Seller (other than a Group Company) or any officer or director of any of the Group Companies is party to any Contract with a Group Company. Except for those services provided to Affiliates of the Seller (including the Group Companies) in the ordinary course of business of the Seller and its Affiliates, no Affiliate of the Seller (other than a Group Company) provides any services to the Group Companies. Except as set forth on Section 5.19 of the Company Disclosure Letter, none of the Seller or any of its Affiliates (other than a Group Company) or any officer, director, employee of any of the Group Companies owns any interest in any asset or property (whether tangible or intangible) used by the Group Companies in the conduct of their business.

5.20    Insurance. Except as set forth on Section 5.20 of the Company Disclosure Letter, the Group Companies have in full force and effect insurance policies of the types, and in the coverage amounts, as required by the terms of applicable Legal Requirements and the terms of any Material Contract. An accurate description of each insurance policy currently in effect for the Group Companies is set forth on Section 5.20 of the Company Disclosure Letter. To the Group Companies’ Knowledge, all of such insurance policies are legal, valid, binding and enforceable and in full force and effect and no Group Company is in material breach or default with respect to its obligations thereunder. All premiums due and payable with respect to the policies maintained by the Group Companies have been paid to date. To the Group Companies’ Knowledge, there is no threatened termination of any such policies or arrangements.

5.21    Brokers. No Person is or may be entitled to a broker’s commission, finder’s fee, advisor’s fee or similar payment in connection with this Agreement or the transactions contemplated hereby from as a result of any arrangement or undertaking entered into by a Group Company.

5.22    Privacy. There is no Action currently pending against any of the Group Companies by any private party or any Governmental Authority with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Information or Behavioral Information (collectively, “Private Information”). The Group Companies have at all times during the past three (3) years taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) and maintain policies and procedures reasonably designed to protect Private Information against loss and against unauthorized access, use, modification, disclosure or other misuse that are consistent with Legal Requirements and industry best practices. To the Group Companies’ Knowledge, in the last three (3) years, there has been no material unauthorized access to, disclosure of and/or other misuse of any Private Information nor has there been any material breach in security of any of the information systems used to store or otherwise process any Private Information.

5.23    Money Laundering Laws. The operations of the Group Companies and the Private Funds and, to the Group Companies’ Knowledge, the Public Funds, are, and have been during the past three (3) years, conducted in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the rules and regulations thereunder, the money laundering statutes of all applicable jurisdictions, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no Action by or before any Governmental Authority involving any of the Group Companies or any Private Fund with respect to the Money Laundering Laws is pending or, to the Group Companies’ Knowledge, threatened or pending or threatened with respect to any Public Fund.

5.24    Foreign Corrupt Practices Act. None of the Group Companies, the Private Funds or, to the Group Companies’ Knowledge, the Public Funds, or any director, officer, employee, Affiliate or agent or other Person acting on behalf of any such Persons, is aware of or has taken any action during the past three (3) years, directly or indirectly, that would result in a material violation by such Persons of the Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder (“FCPA”), the UK Bribery Act 2010 or any other applicable anti-corruption Legal Requirement, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, and the Group Companies and the Private Funds and, to the Knowledge of the Group Companies, the Public Funds, have during the past three (3) years conducted their businesses in compliance with the FCPA and any other applicable anti-corruption Legal Requirements, and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

5.25    OFAC. Neither the Group Companies nor the Private Funds, nor, to the Group Companies’ Knowledge, the Public Funds, nor any trustee, director, officer, Affiliate, agent, employee or other Person acting on behalf of any such Person, nor any material Advisory Client, is a Person that is: (a) the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); or (b) located, organized or resident in a country or territory that is the subject of any U.S. sanctions administered by OFAC. The Group Companies and the Private Funds and, to the Knowledge of the Group Companies, the Public Funds, have not, for the past three (3) years, knowingly engaged in any dealings or transactions with any Person or in any country or territory that, at the time of the dealing or transaction, was/is subject to any U.S. sanctions administered by OFAC.

5.26    Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5, THE GROUP COMPANIES MAKE NO OTHER REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, REGARDING THE SELLER, THE GROUP COMPANIES, THE BUSINESS OF THE GROUP COMPANIES, THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY INFORMATION FURNISHED OR MADE AVAILABLE TO THE BUYER OR ITS AFFILIATES, ANY OF THEIR RESPECTIVE REPRESENTATIVES, OR ANY OTHER PERSON FOR THEIR BENEFIT. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 5, THE GROUP COMPANIES HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR, OR ANY USE BY THE BUYER OR ITS AFFILIATES OR REPRESENTATIVES OF, ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO THE BUYER OR ITS

AFFILIATES OR REPRESENTATIVES (INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIALS DELIVERED TO THE BUYER AND/OR MADE AVAILABLE IN THE DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED HEREBY) OR AS TO THE FUTURE REVENUE, PROFITABILITY OR SUCCESS OF THE BUSINESS OF THE GROUP COMPANIES, OR ANY REPRESENTATION OR WARRANTY ARISING FROM STATUTE OR OTHERWISE IN LAW.

6.REPRESENTATIONS AND WARRANTIES OF THE BUYER

In order to induce the Seller and the Group Companies to enter into and perform this Agreement and to consummate the transactions contemplated hereby, the Buyer hereby represents and warrants to the Seller and the Group Companies on the date of this Agreement and the Closing Date as follows:
6.1    Organization. The Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite organizational power and authority to conduct its business substantially in the manner in which it is currently being conducted as of the date hereof and to own, lease and operate its properties and assets.

6.2    Power and Authority. The Buyer has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation by the Buyer of the transactions contemplated hereby, has been duly authorized by the Buyer and no other action on the part of the Buyer is necessary to authorize the execution and delivery by the Buyer of this Agreement or the consummation by the Buyer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and, assuming due and valid authorization, execution, and delivery hereof by the other Parties hereto, constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

6.3    Authorization of Governmental Authorities. Except for compliance with the HSR Act, the execution and delivery by the Buyer of this Agreement does not, and the consummation by the Buyer of the transactions contemplated hereby will not, require any Order or Permit of, or filing with or notification to, any Governmental Authority.

6.4    Noncontravention. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) violate any provision of the Organizational Documents of the Buyer, (b) violate any Legal Requirement applicable to the Buyer, (c) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any material obligation required by, any material Contract to which the Buyer is a party, or (d) result in the creation of any Encumbrance upon any material properties or assets of the Buyer.

6.5    Litigation. There are no Actions pending or, to the knowledge of the Buyer, threatened in writing against the Buyer which would adversely affect the Buyer’s performance under this Agreement or the consummation by the Buyer of the transactions contemplated hereby.

6.6    Availability of Funds. The Buyer has, and will on the Closing Date have, unrestricted access to immediately available funds sufficient to enable it to pay the Estimated Closing Consideration and to satisfy its other obligations required to be satisfied as of and after the Closing and to pay all of its related fees and expenses.

6.7    Acquisition for Investment. The Transferred Interests to be acquired by the Buyer pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and the Buyer will not offer to sell or dispose of the Transferred Interests so acquired by it in violation of any of the registration requirements of the Securities Act or any applicable state Legal Requirement. The Buyer has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of this Agreement and the transactions contemplated hereby. The Buyer acknowledges that it has been afforded: (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Seller and the Group Companies concerning the merits and risks of investing in the Group Companies; (b) access to information about the Group Companies, their results of operations, financial condition, and cash flows, and their business generally, in each case, sufficient to the Buyer’s satisfaction to enable the Buyer to evaluate whether or not to proceed with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (c) the opportunity to obtain such additional information that the Buyer believes is necessary to make an informed investment decision with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

6.8    No Brokers. Except as set forth on Section 6.8 of the Buyer Disclosure Letter, no Person is or may be entitled to a broker’s commission, finder’s fee, advisor’s fee or similar payment in connection with this Agreement or the transactions contemplated hereby as a result of any arrangement or undertaking entered into by the Buyer.

6.9    Due Diligence Review.

6.9.1    Except for the representations and warranties of the Seller contained in Article 4 of this Agreement and of the Group Companies contained in Article 5 of this Agreement, the Buyer acknowledges and agrees that neither the Seller, any of the Group Companies, nor any other Affiliate of the Seller is making any other representations or warranties whatsoever express or implied, at law or in equity. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, other than reliance on the representations and warranties of the Seller contained in Article 4 of this Agreement and of the Group Companies contained in Article 5 of this Agreement, the Buyer acknowledges and agrees that it has relied solely on its own independent investigation, analysis, and evaluation of the Group Companies and their business. The Buyer further acknowledges and agrees that neither the Seller, any of the Group Companies, nor any other Affiliate of the Seller, nor any of their respective Representatives, nor any other Person has made any representation or warranty, express or implied, at law or in equity, as to the accuracy or completeness of any information regarding the Group Companies or their business, or the transactions contemplated by this Agreement, not expressly set forth in Article 4 or Article 5 of this Agreement.

6.9.2    In connection with the Buyer’s investigation of the Group Companies and their business, the Buyer has received from or on behalf of the Seller and the Group Companies certain estimates, projections, and other forecasts and plans, including projected statements of operating revenues and income from operations of the business of the Group Companies. The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that the Buyer is familiar with such uncertainties, and that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, and other forecasts and plans so furnished to it (including the reasonableness of the disclosed assumptions underlying such estimates, projections, and other forecasts and plans). Accordingly, neither the Seller, nor any of its Affiliates (including the Group Companies), nor any other Person makes any representations or warranties whatsoever with respect to such estimates, projections, or other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, and plans).

6.10    Section 15(f) of the Investment Company Act. The Buyer does not have any express or implied understanding or arrangement which would cause the requirements of Section 15(f) of the Investment Company Act to not be met as a result of the transactions contemplated hereby.

7.COVENANTS.

7.1    Operation of the Business.

7.1.1    From and after the date hereof and prior to the Closing or, if applicable, the date on which this Agreement is earlier terminated pursuant to Section 9.1 (the “Termination Date”), and except (a) as may be required by applicable Legal Requirements, (b) with the consent in writing of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), (c) as may be required or contemplated by another provision of this Agreement, or (d) as set forth on Section 7.1.1 of the Company Disclosure Letter, the Group Companies covenant and agree with the Buyer that: (i) the Group Companies shall conduct their business in the ordinary course and substantially consistent with past practice; (ii) the Group Companies shall use commercially reasonable efforts to conduct their business in accordance with applicable Legal Requirements; and (iii) the Group Companies shall use commercially reasonable efforts to substantially preserve the tangible and intangible assets of their business and their present relations with their material Advisory Clients, suppliers, key employees, and other key business relations.

7.1.2    From and after the date hereof and prior to the Closing or the Termination Date, as applicable, and except (a) as may be required by applicable Legal Requirements, (b) with the consent in writing of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), (c) as may be required or contemplated by another provision of this Agreement, or (d) as set forth on Section 7.1.2 of the Company Disclosure Letter, the Group Companies covenant and agree with the Buyer that none of the Group Companies shall:

(a)effect any recapitalization, reclassification, equity dividend, equity split or similar change in its capitalization;

(b)make any redemption or purchase of any of its Capital Stock (other than redemptions or repurchases in the ordinary course of business from employees or other service providers pursuant to call rights in accordance with their terms);

(c)grant any severance or termination pay to any officer or director, other than in the ordinary course of business or as required by any Contract or Employee Plan, or adopt any new severance plan;

(d)enter into any Contract for the purchase of real property or to lease any material real property;

(e)cancel any debts owed to or claims held by such Person, other than in the ordinary course of business;

(f)enter into any line of business unrelated in any material respect to the business conducted by the Group Companies as of the date hereof;

(g)adopt any amendments to its Organizational Documents;

(h)issue, grant, sell, transfer, encumber, or otherwise dispose of, or authorize the issuance, grant, sale, transfer, encumbrance or other disposition of, any of its Capital Stock;

(i)adopt a plan or agreement of complete or partial liquidation, dissolution, or merger;

(j)sell, transfer, lease, offer to sell, abandon or make any other disposition of any assets or properties, in each case, other than in the ordinary course of business;

(k)grant any Encumbrance (other than Permitted Encumbrances) on any of their respective assets, in each case, other than in the ordinary course of business;

(l)acquire (by merger, consolidation, acquisition of stock or assets, or otherwise) any corporation, partnership, or other business organization or Person;

(m)make any investment in another Person, other than another Group Company;

(n)make any loans or advances to any Person, other than loans or advances made in the ordinary course of business;

(o)cancel, amend, modify, terminate, or grant a waiver of any material rights under any Material Contract, other than cancellations, amendments, modifications, terminations, or waivers pursuant to the terms of any Material Contract as in effect on the date hereof and cancellations, amendments, modifications, terminations, or waivers in the ordinary course of business and except as required under this Agreement;

(p)materially increase the annual salary of, or grant any annual or special bonus to, any director, executive, officer or employee, other than in the ordinary course of business, or as required by an existing Contract or Employee Plan;

(q)adopt, terminate, or amend or modify in any material respect any Group Company Plan or any plan, program, arrangement, practice or agreement that would be a Group Company Plan if it were in effect on the date hereof, in each case, other than in the ordinary course of business or to the extent required by applicable Legal Requirements or the terms of any Group Company Plan;

(r)revoke or change any Tax election, adopt any material Tax election inconsistent with past practice, change any accounting period or accounting method, adopt any accounting period or accounting method inconsistent with past practice, amend any Tax Return, enter into any closing agreement or settle any Tax audit, examination or proceeding (other than an audit set forth on Section 5.16.3 of the Company Disclosure Letter), prepare or file any Tax Return inconsistent with past practice (except as otherwise required by applicable Legal Requirements), incur any Liability for Taxes other than in the ordinary course of business (other than in connection with an audit set forth on Section 5.16.3 of the Company Disclosure Letter), request any ruling or similar guidance from any Governmental Authority in respect of Taxes or Consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than an extension in connection with extensions of the due date for filing Tax Returns); or

(s)agree or commit to take any of the foregoing actions.

7.1.3    For the avoidance of doubt, from and after the date hereof and prior to the earlier of the Closing and the Termination Date, nothing in this Agreement, including this Section 7.1, shall forbid the Seller or any Group Company from, or otherwise require any consent of the Buyer for, (a) making any dividend or distribution in Cash from any Group Company, directly or indirectly, to the Seller or any of its Affiliates, (b) paying or repaying any Debt or other Liability which is owed by one or more Group Companies, on the one hand, to the Seller or any of its Affiliates, on the other hand, or (c) agreeing or committing to take any of the foregoing actions or otherwise causing any of such actions to occur.

7.2    Best Efforts.

7.2.1    From and after the date hereof and prior to the Closing or the Termination Date and subject to the other provisions of this Agreement, each Party shall, and shall cause each of its Affiliates to, use its reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable on its part under this Agreement to consummate and make effective the transactions contemplated hereby, including preparing and filing all documentation to effect all notices, reports, and other filings and to obtain Consents, Permits, and Orders necessary to be obtained from any third-party (including any Governmental Authority) in order to consummate the transactions contemplated hereby; provided, that in no event shall the Seller, any Group Company, or any of their respective Affiliates be required to pay, or agree to pay, any fee, penalty, or other consideration to any Person for any such Consent, Permit, or Order.

7.2.2    Without limiting the generality of Section 7.2.1, each Party shall, as promptly as reasonably practicable following the execution of this Agreement (and in any event within thirty (30) calendar days) make or cause to be made all pre-Closing notification and other filings required of each of them with all applicable Governmental Authorities, including the notification and report form required under the HSR Act. The Parties shall request early termination of the waiting period under the HSR Act with respect to the transactions contemplated hereby. All filing fees payable in connection with any of the foregoing shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Buyer.

7.2.3    Without limiting the generality of Section 7.2.1, each Party shall, and shall cause each of its Affiliates to, use its reasonable best efforts to take or cause to be taken all actions necessary, including to comply promptly and fully with any inquiries or requests for information from Governmental Authorities, to cause the expiration or termination of any applicable waiting periods under the HSR Act, and to obtain any clearance, waiver, approval, or authorization required under the HSR Act and under any other applicable Legal Requirements, in each case, in order to consummate the transactions contemplated hereby.

7.2.4    Each Party shall, and shall cause each of its Affiliates to, subject to applicable Legal Requirements (a) promptly notify the other Parties of any material communication to that Party or any of its Affiliates from any Governmental Authority (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) with respect to this Agreement and the transactions contemplated hereby and permit the other Parties to review in advance any proposed written communication to any Governmental Authority, (b) not agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation, or other inquiry with respect to this Agreement and the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat, in each case, to the extent practicable, (c) furnish the other Party with copies of all written correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby, and (d) furnish the other Party with such information and assistance as the other Parties may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Authorities in connection with this Agreement and the transactions contemplated hereby, including any filings necessary or appropriate under the HSR Act and under any other applicable Legal Requirements.

7.3    Press Releases and Public Announcements. The initial public announcement regarding the transactions contemplated by this Agreement shall be a joint press release of the Parties or one or more of their respective Affiliates. Thereafter, no Party nor any of its Affiliates shall issue any press release or make any public announcement relating to this Agreement or the transactions contemplated by this Agreement without the prior written approval of the Seller and the Buyer; provided, that any Party may issue any such press release or make such public announcement that it believes in good faith it is required to make under applicable Legal Requirements, or pursuant to the rules and regulations of any stock exchanges, including any public announcements reasonably necessary or appropriate to obtain Public Fund Shareholder Approval; provided, further, that any Party may issue any such press release or make such public announcement in order to conduct capital raising, so long as it first gives the other Party or Parties the opportunity to review and comment on such press release or public announcement, and considers any such comments in good faith; and provided, further, no Party shall make any disparaging statements about any of the other Parties in any press release or public announcement (it being understood that any Party may make accurate statements of fact as required by applicable Legal Requirements or pursuant to the rules and regulations of any stock exchanges).

7.4    Access to Information.

7.4.1    Subject to applicable Legal Requirements, from and after the date hereof and prior to the Closing or the Termination Date, the Group Companies shall, upon reasonable prior written notice from the Buyer (or otherwise as is agreed between the Parties), permit the Buyer and its Representatives to have reasonable access during normal business hours to the officers, employees, books and records of the Group Companies; provided, that the Buyer and its Representatives shall not be permitted to have access to (a) individual performance or evaluation records, medical histories, personally-identifiable information, or other information, in each case, in violation of applicable Legal Requirements, (b) information that is subject to attorney-client privilege, or (c) information that a Group Company is required to keep confidential pursuant to the terms of any Contract by which such Group Company is bound. The Group Companies shall, subject to the prior written consent of the Seller (which consent may not be unreasonably withheld, conditioned or delayed), permit the Buyer or any of its Affiliates or Representatives to contact any Advisory Client, customer, supplier, financing source, or other business relation of the Seller, the Group Companies, or any of their respective Affiliates with respect to the transactions contemplated hereby.

7.4.2    The Buyer shall, and shall cause its Representatives and Affiliates to, hold and treat in confidence all documents and information concerning the Seller, the Group Companies and their respective Affiliates furnished to the Buyer or its Representatives in connection with the transactions contemplated by this Agreement in accordance with that certain confidentiality agreement, dated as of November 22, 2019, between the Buyer and BrightSphere Inc. (the “Confidentiality Agreement”) as if all such documents and information were Confidential Information (as defined in the Confidentiality Agreement), which

Confidentiality Agreement shall remain in full force and effect in accordance with its terms and shall apply to the Buyer as if it were a party thereto. Upon the Closing, the Confidentiality Agreement shall be deemed null and void and be terminated, except with respect to information concerning the Seller and its Affiliates (other than the Group Companies), in which case it shall survive in accordance with its terms.

7.5    Notification of Certain Matters.

7.5.1    Following the date hereof and prior to the Termination Date or the Closing Date, as applicable, the Seller shall reasonably promptly notify the Buyer in writing (a) if it becomes aware of any fact, change, condition, circumstance, or occurrence or nonoccurrence of any event that (i) has resulted in, or would reasonably be expected to result in, any condition set forth in Section 8.1 or 8.2 becoming incapable of being satisfied, or (ii) has had a Material Adverse Effect; (b) of receipt of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated herein; or (c) of receipt of any material notice or other material communication from any Governmental Authority in connection with the transactions contemplated herein. Except as provided in Section 7.5.2, the Buyer’s receipt of information pursuant to this Section 7.5.1 shall not operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by the Seller or the Group Companies in this Agreement and shall not be deemed to amend or supplement the Company Disclosure Letter.

7.5.2    The Seller shall, from time to time following the date hereof and prior to the Termination Date or the Closing Date, as applicable, update the Company Disclosure Letter following the date hereof solely in accordance with this Section 7.5 (each such update, a “Schedule Update”). Any Schedule Update shall only be made with respect to facts, events or circumstances that first occurred or first existed after the date of this Agreement and prior to the Closing. If a Schedule Update discloses any fact, event, claim or development that is a Material Adverse Effect, then the Buyer shall have the right to terminate this Agreement as set forth in Section 9.1.7; provided, that if the Buyer should, following delivery of a Schedule Update, subsequently consummate the transactions contemplated herein, such Schedule Update shall be deemed to cure any and all misrepresentations or breaches of representations or warranties for all purposes of this Agreement, including Article 10 hereof.

7.6    Fees and Expenses. Except as otherwise provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement, and the transactions contemplated hereby, and whether or not the Closing shall have occurred, (a) incurred by the Buyer or by any Group Company following the Closing shall be paid by the Buyer, and (b) incurred by the Seller or by any Group Company prior to the Closing shall be paid by the Seller.

7.7    Exclusivity. From and after the date hereof and prior to the Closing or the Termination Date, the Seller and the Group Companies shall not, and shall direct their respective Representatives not to, directly or indirectly, (a) solicit, initiate, or knowingly encourage any inquiry, proposal, or offer with respect to any Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal with any Person, other than the Buyer and its Representatives, or furnish any material, non-public information to any Person, other than the Buyer and its Representatives, in connection with or in respect of an Acquisition Proposal, or (c) enter into, or authorize the entry into, any binding letter of intent, binding agreement in principle, or definitive agreement for any Acquisition Proposal. The Seller shall notify the Buyer reasonably promptly after receipt by the Seller or any of the Group Companies of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Group Companies by any Person that informs the Seller or any of the Group Companies that it is considering making, or has made, an Acquisition Proposal. The Seller and the Group Companies

shall, and shall direct their respective officers, directors, employees, Representatives, Affiliates or agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer or its Affiliates or Representatives) conducted heretofore with respect to any Acquisition Proposal.

7.8    Advisory Client Consents.

7.8.1    With respect to each Public Fund, the Group Companies shall, in accordance with applicable Legal Requirements, use their respective commercially reasonable efforts to: (a) as promptly as reasonably practicable after the date of this Agreement, to the extent required by applicable Legal Requirements and the terms of any Contract or any Organizational Document of such Public Fund (i) obtain the approval of a majority of the Public Fund Board and a majority of the members of such Public Fund Board who are not “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of such Public Fund (“Public Fund Board Approval”) of a new investment sub-advisory agreement between the adviser to such Public Fund and the Buyer or one of its Affiliates (including, after giving effect to the Closing, the Group Companies), as applicable (a “New IAA”) that (1) becomes effective as of the later of the Closing Date and the approval of such New IAA by the vote of a “majority of the outstanding voting securities” (as defined in the Investment Company Act) of such Public Fund (“Public Fund Shareholder Approval”), if Public Fund Shareholder Approval is required under applicable Legal Requirements, and (2) contains terms substantially the same as the Advisory Contract between a Group Company and such Public Fund as in effect on the date of this Agreement (or, if the Advisory Contract is amended after the date hereof as permitted by this Agreement, as in effect on the date of such amendment), and (ii) cause the Public Fund Board to recommend approval of such New IAA to the shareholders of such Public Fund, if such approval is required under applicable Legal Requirements; (b) to the extent required by applicable Legal Requirements, cause the Public Fund Board to call a meeting of the shareholders of such Public Fund to approve the New IAA for such Public Fund, such meeting to occur as soon as reasonably practicable (taking into consideration the applicable quorum requirements), subject to the terms of such Public Fund’s Organizational Documents and applicable Legal Requirements, following the date of this Agreement; and (c) if Public Fund Shareholder Approval is required with respect to a Public Fund, as promptly as reasonably practicable after the date of this Agreement, and consistent with applicable Legal Requirements and the terms of any Contract or any Organizational Document of a Public Fund, obtain Public Fund Board Approval of an “interim contract” (within the meaning of Rule 15a-4 under the Investment Company Act) between such Public Fund and the Buyer or one of its Affiliates (including, after giving effect to the Closing, the Group Companies) that (i) becomes effective upon the Closing in the event the Closing occurs prior to Public Fund Shareholder Approval of such New IAA and (ii) contains terms substantially the same as the Advisory Contract between the Group Companies and such Public Fund as in effect on the date of this Agreement (or, if amended after the date hereof as permitted by this Agreement, as in effect on the date of such amendment).

7.8.2    To the extent required by applicable Legal Requirements, as promptly as reasonably practicable following the receipt of each Public Fund Board Approval, the Group Companies shall, in coordination with each Public Fund and the primary investment adviser to each Public Fund, use their respective commercially reasonable efforts to: (i) prepare and cause to be filed proxy materials for a shareholder meeting of such Public Fund for the purpose of voting on the approval of the New IAA for such Public Fund (such proxy materials, a “Public Fund Proxy Statement” and such shareholder meeting, a “Public Fund Shareholder Meeting”); (ii) in accordance with applicable Legal Requirements, cause a Public Fund Proxy Statement to be mailed to the shareholders of such Public Funds as of the record date established by the Public Fund Board for such Public Fund Shareholder Meeting; and (iii) duly call, convene and hold such Public Fund’s Public Fund Shareholder Meeting as promptly as reasonably practicable (taking into consideration applicable quorum requirements) following the mailing of the Public Fund Proxy Statement. The Group Companies shall use their respective commercially reasonable efforts to solicit from the shareholders of each Public Fund whose New IAA requires Public Fund Shareholder Approval proxies in favor of the approval of its New IAA and use their respective commercially reasonable efforts to take all other actions reasonably necessary or advisable to secure the Public Fund Shareholder Approval of such New IAA. For the avoidance of doubt and notwithstanding anything to the contrary herein, no Group Company shall be required to prepare, file, or mail proxy materials, call, convene, or hold a Public Fund Shareholder Meeting, or use any other efforts to obtain Public Fund Shareholder Approval with respect to any Public Fund to which a Group Company serves as sub-adviser, if such Public Fund has obtained, and complies with, an exemptive order from the SEC that permits the adviser to such Public Fund, subject to approval by the Public Fund Board, or to enter into the New IAA without shareholder approval.

7.8.3    With respect to each Advisory Client other than the Public Funds, the Group Companies shall, in accordance with applicable Legal Requirements, use their respective commercially reasonable efforts to obtain, prior to the Closing, all necessary consents and approvals to the “assignment” (as defined in the Advisers Act) of each Advisory Contract or, if necessary in accordance with applicable Legal Requirements, to enter into new Advisory Contracts, with respect to the Advisory Clients thereunder; provided, that in no event shall the Seller, any Group Company, or any of their respective Affiliates be required to pay, or agree to pay, any fee, penalty, or other consideration to any Person for any such consents or approvals. To the extent allowed by applicable Legal Requirements and unless affirmative consent is required by the express terms of the applicable Advisory Contract, and such term has not been deemed waived, consent to or approval of the “assignment” (as defined in the Advisers Act) of an Advisory Contract may take the form of a so-called implied or negative consent.

7.8.4    The Buyer shall, and shall cause its Affiliates to, cooperate with the Seller, the Group Companies, the Public Fund Boards, and the Public Funds’ sponsors or investment advisers in taking the actions and obtaining the consents and approvals described in this Section 7.8, including by making themselves reasonably available for presentations to the applicable Public Fund Boards and to the Public Funds’ sponsors or investment advisers, and assisting in the preparation of the proxy statements, any presentations or other materials, or any communications made by the Group Companies to the applicable Public Fund Board or by any Public Fund to such Public Fund’s shareholders, and the Buyer and its Affiliates shall furnish to the Group Companies such information and assistance as the Group Companies, the Public Fund Boards, or the Public Funds’ sponsors or investment advisers may reasonably request in connection therewith. Each Party agrees that none of the information supplied by or on behalf of it in writing expressly for use in the proxy statement to be filed with the SEC in connection with obtaining the Public Fund Shareholder Approvals, as amended or supplemented by any amendment or supplement filed with the SEC, will, at the date it is first mailed to the shareholders of the Public Funds or at the time of a Public Fund Shareholder Meeting held to obtain the Public Fund Shareholder Approvals, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding any other provision of this Agreement, prior to the Closing Date, neither the Buyer nor any of its Affiliates nor any of their respective representatives may, directly or indirectly, contact, in writing or otherwise, any Advisory Client or any other Person who acts as an adviser to or consultant for any Advisory Client with respect to this Agreement or the transactions contemplated hereby without the prior written approval of the Seller.

7.9    Employee Matters. The Buyer shall not, and shall cause its Affiliates (including the Group Companies) not to, take any action on or within 90 days after the Closing Date that would give rise to a notice or payment in lieu of notice obligations under the Worker Adjustment and Retraining Notification Act or any

similar state or local Legal Requirement (together, the “WARN Act”) or otherwise cause the Seller or any of its Affiliates to incur any Liability under the WARN Act.

7.10    Director and Officer Indemnification.

7.10.1    The Buyer shall cause the Group Companies to ensure that all rights to exculpation, indemnification, and advancement of expenses now existing (or as exist after giving effect to the amendments set forth on Section 7.1 of the Company Disclosure Letter) in favor of each current or former director, officer, member, manager or partner, as the case may be, of the Group Companies, and each such person who served as a director, officer, member, manager, partner, trustee, fiduciary, or in a position of similar import with respect to another corporation, partnership, joint venture, trust, pension, Employee Plan, or other Person at the request or for the benefit of the Group Companies (each, together with such Person’s heirs, executors, administrators, and estate, a “Covered Party”) as provided in the Organizational Documents of the Group Companies or in any Contract with the Group Companies shall survive the Closing and shall continue in full force and effect in accordance with their terms. From and after the Closing, the Buyer shall cause the Group Companies not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Covered Party.

7.10.2    The provisions of this Section 7.10 shall survive the consummation of the Closing indefinitely and expressly are intended to benefit, and are enforceable by, each of the Covered Parties, each of whom is an express and intended third-party beneficiary of this Section 7.10.

7.10.3    The Seller hereby agrees and agrees to cause its Affiliates and Representatives not to make any claim for indemnification against the Buyer or any of the Group Companies for the reason of the fact that such Person was a Covered Party and for any Losses that are indemnifiable to any Buyer Indemnified Party under this Agreement.

7.10.4    In the event the Buyer, the Group Companies, or any of their respective successors or assigns, (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the applicable successors and assigns shall assume the obligations set forth in this Section 7.10.

7.11    Post-Closing Access to Books and Records. The Buyer shall, and shall cause its Affiliates (including the Group Companies) to, afford the Seller and its Representatives, upon reasonable advance notice in writing, reasonable access during normal business hours to books and records of the Buyer, the Group Companies, and their respective Affiliates pertaining to the operation of the business of the Group Companies prior to the Closing for a period of three (3) years following the Closing Date in connection with any reasonable and legitimate business purpose of the Seller or any of its Affiliates. Without the Seller’s prior written consent, the Buyer shall not, and shall cause its Affiliates (including the Group Companies) not to, destroy, alter, or dispose of any such books and records for a period of three (3) years following the Closing Date or such longer time as may be required by applicable Legal Requirements. Notwithstanding anything the contrary contained in this Section 7.11, such rights of the Seller and its Representatives shall be subject to the confidentiality provisions contained in Section 7.17 below.

7.12    Tax Matters.

7.12.1    Income Tax Returns. The Seller shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns for the Group Companies for Tax periods ending on or prior to the Closing

Date that are first due after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with the past practice and custom of the Group Companies to the extent consistent with applicable Legal Requirements and this Agreement. The Seller shall provide the Buyer with completed drafts of any such Income Tax Returns that are filed after the Closing Date for the Buyer’s review and comment at least thirty (30) days prior to the due date for filing thereof and shall consider in good faith the Buyer’s revisions to such Tax Returns. The Buyer shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns for the Group Companies for Straddle Periods. All such Tax Returns filed by the Buyer shall be prepared in a manner consistent with the past practice and custom of the Group Companies to the extent consistent with applicable Legal Requirements and this Agreement. The Buyer shall provide the Seller with completed drafts of any such Income Tax Returns for the Seller’s review and comment at least thirty (30) days prior to the due date for filing thereof and shall consider in good faith the Seller’s revisions to such Tax Returns. In the case the Buyer does not accept any of the revisions of the Seller, the Seller and the Buyer agree to attempt to resolve the associated dispute within twenty (20) days after the Seller provides its revisions. If any matter of such dispute is not resolved in this timeframe, the Seller and the Buyer shall submit such matter for resolution to the Arbiter in accordance with the procedures of Section 3.1.7 (without the requirement for a Notice of Disagreement). Without the consent of the Seller (not to be unreasonably withheld, conditioned or delayed), unless otherwise contemplated by this Agreement or required by applicable Legal Requirement, the Buyer shall not file any amended Income Tax Return for the Group Companies for any Pre-Closing Tax Period or Straddle Period, shall not make any Tax election with respect to the Group Companies with retroactive effect to any Pre-Closing Tax Period or Straddle Period of the Group Companies, and shall not voluntarily approach any Governmental Authority with respect to any Income Taxes of the Group Companies in any Pre-Closing Tax Period or Straddle Period, in each case, to the extent such action would increase the Seller’s liability for Income Taxes (including by way of Seller’s indemnification pursuant to Section 10.2.1 of this Agreement or reduction in amounts the Seller would otherwise receive under this Agreement out of the Escrow Amount or otherwise).

7.12.2    Non-Income Tax Returns. The Buyer shall prepare or cause to be prepared and file or cause to be filed all non-Income Tax Returns for the Group Companies for any Pre-Closing Tax Period or Straddle Period. All such Tax Returns shall be prepared in a manner consistent with the past practice and custom of the Group Companies to the extent consistent with applicable Legal Requirements and this Agreement. The Buyer shall provide the Seller with completed drafts of any such non-Income Tax Returns that are filed after the Closing Date for the Seller’s review and comment at least thirty (30) days prior to the due date for filing thereof and shall consider in good faith the Seller’s revisions to such Tax Returns. If the Buyer does not accept the revisions of the Seller, and any such revision could affect the Seller’s liability for non-Income Taxes (including by way of indemnification or reduction in amounts the Seller would otherwise receive out of the Escrow Amount or otherwise), the Seller and the Buyer agree to attempt to resolve the associated dispute within twenty (20) days after the Seller provides its revisions. If any matter of such dispute is not resolved in this timeframe, the Seller and the Buyer shall submit such matter for resolution to the Arbiter in accordance with the procedures of Section 3.1.7 (without the requirement for a Notice of Disagreement). Without the consent of the Seller (not to be unreasonably withheld, conditioned or delayed), unless otherwise contemplated by this Agreement or required by applicable Legal Requirement, the Buyer shall not file any amended non-Income Tax Return for the Group Companies for any Pre-Closing Tax Period or Straddle Period, shall not make any Tax election with respect to the Group Companies with retroactive effect to any Pre-Closing Tax Period or Straddle Period of the Group Companies, and shall not voluntarily approach any Governmental Authority with respect to any non-Income Taxes of the Group Companies in any Pre-Closing Tax Period or Straddle Period, in each case, to the extent such action would increase the Seller’s liability for non-Income Taxes (including by way of Sellers’ indemnification pursuant to Section 10.2.1 of this Agreement or reduction in amounts the Seller would otherwise receive under this Agreement out of the Escrow Amount or otherwise).

7.12.3    Tax Contests. After the Closing Date, the Buyer, the Group Companies and the Seller, respectively, shall inform the other Parties as soon as practicable in writing of the commencement of any claim, audit, investigation, examination, or other proceeding or self-assessment relating in whole or in part to a Tax Return for a Tax period ending on or including the Closing Date (a “Tax Contest”). The Seller shall have the right to represent the interests of the Group Companies in, and control, any and all Tax Contests; provided, that, the Buyer shall have the right to participate in any such Tax Contest and to employ counsel at its own expense and choice for purposes of such participation. The Seller shall keep the Buyer reasonably informed of any Tax Contest and shall not agree or consent to compromise or settle any Tax Contest without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). If the Seller does not elect to represent the interests of the Group Companies or control a Tax Contest, then the Buyer shall represent the rights of the Group Companies in, and control, such Tax Contest; provided, that in such case the Seller shall have the right to participate in any such Tax Contest and to employ counsel at its own expense and choice for purposes of such participation; and provided, further, that the Buyer shall keep the Seller reasonably informed of any such Tax Contest and shall not agree or consent to compromise or settle any such Tax Contest without the Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything herein to the contrary, unless the Seller and the Buyer, in their sole discretion, both agree otherwise, a “push-out” election shall be made by the applicable Group Company under Section 6226 of the Code (or any similar or analogous election under state, local or non-U.S. law) with respect to any imputed underpayment (or similar amount under state, local or non-U.S. Tax law) that is allocable to a Pre-Closing Tax Period for taxable years in which Subchapter C of Chapter 63, as amended by the Bipartisan Budget Act of 2015, applies; provided, that if a “push-out” election is made by the Company, a “push-out” election shall also be made by BHMS LP.

7.12.4    Cooperation. The Buyer, the Group Companies and the Seller shall cooperate to the extent reasonably requested by the other Parties in connection with the preparation and filing of any Tax Return required of the Group Companies, and the defense of any Tax Contest or any other claim, audit, litigation or other proceeding, with respect to Income Taxes that may be payable by a Group Company for a Pre-Closing Tax Period, all in a manner consistent with this Agreement.

7.12.5    Tax Treatment with respect to the Transferred Interests.

(a)So long as the representation in Section 5.16.12 is true, the Parties agree to treat, and to cause their Affiliates to treat, the sale of the Transferred Interests as a sale to the Buyer of a partnership interest in the Company and a partnership interest in BHMS LP, in each case for U.S. federal, and, to the extent applicable, state and local Income Tax purposes.

(b)The Parties agree that the Company’s and BHMS LP’s items of income, gain, loss, deduction and credit for the taxable year that includes the Closing Date will be allocated for U.S. federal and applicable state and local Income Tax purposes using the “closing of the books” method as described in Section 706(d)(1) of the Code and Treasury Regulation Section 1.706-1(c) (and corresponding provisions of state or local Income Tax Legal Requirement where applicable) as of the end of day on the Closing Date. Any deductions available for bonus or other compensatory payments paid or accrued by the Group Companies on or before the Closing Date (which are or have been economically borne by the Seller), and any other available compensatory payments by reason of the transactions contemplated by this Agreement (including by reason of vesting or otherwise) which are or have been economically borne by the Seller shall, to the extent permitted by applicable Legal Requirements, be allocated to the Seller and to Tax periods (or portions thereof) ending on or prior to the Closing Date for U.S. federal, and, to the extent applicable, state and local Income Tax purposes.

(c)The Company and BHMS LP shall each make an election under Section 754 of the Code (and any similar provision of applicable state or local Legal Requirement) for the taxable year that includes the Closing Date and shall each designate the Buyer as the “partnership representative” (as such term is defined under Section 6223 of the Code and the associated Treasury Regulations) for the taxable year that includes the Closing Date; provided, that the Buyer, in its capacity as the “partnership representative,” will act in a manner consistent with giving Seller its rights under this Section 7.12

7.12.6    Purchase Price Allocation. Following the Closing, the Buyer shall prepare a draft allocation of the Adjusted Closing Consideration in accordance with the principles set forth on Schedule 7.12.6 (the “Allocation Schedule”), which shall contain sufficient detail to permit the Parties to make the computations and adjustments required under Section 743(b), Section 751 and Section 755 of the Code, with respect to the Company Equity Interest and the BHMS Equity Interest (the “Purchase Price Allocation”) and deliver the draft Purchase Price Allocation to the Seller for review and comment. The Seller shall cooperate with the Buyer in such preparation. If the Seller has any objection to the Purchase Price Allocation, the Seller shall deliver to the Buyer a statement setting forth its objections and suggested adjustments within thirty (30) days from the delivery of the Purchase Price Allocation (an “Allocation Objections Statement”). The Buyer agrees to consider any objection set forth in the Allocation Objections Statement(s) in good faith. In the case the Buyer does not accept any of the objections of the Seller set forth on the Allocation Objections Statement, the Seller and the Buyer agree to attempt to resolve the associate dispute within twenty (20) days after the Seller provides its objections. If any matter of such dispute is not resolved in this timeframe, the Seller and the Buyer shall submit such matter for resolution to the Arbiter in accordance with the Allocation Schedule and the procedures of Section 3.1.7 (without the requirement for a Notice of Disagreement). The Purchase Price Allocation shall be adjusted from time to time to reflect any adjustments to the Adjusted Closing Consideration, as determined for Tax purposes in a manner consistent with this Section 7.12.6. Each Party shall file all Tax Returns consistently with the Purchase Price Allocation as finalized pursuant to this Agreement and shall not take any position that is inconsistent with the Purchase Price Allocation, unless required by applicable Legal Requirements.

7.12.7    Straddle Periods; Pre-Closing Tax Periods. For purposes of determining any Liability for Taxes under this Agreement, in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of Taxes of the Group Companies that is attributable to the applicable Pre-Closing Tax Period for Taxes that are property, ad valorem or similar Taxes assessed on a periodic basis will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes of the Group Companies that relate to the Pre-Closing Tax Period portion of a Straddle Period will be determined based on an interim closing of the books as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the applicable Group Company holds an interest will be deemed to terminate at such time); provided, that (i) any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis and (ii) for the avoidance of doubt, any adjustment to the Tax basis under Section 743 of the Code on account of the election under 754 of the Code in connection with the transaction contemplated hereunder shall be treated as allocable to a taxable period (or portion thereof) beginning after the Closing Date.

7.12.8    Transfer Taxes. Each of the Seller and the Buyer shall pay, or cause to be paid, 50% of the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording, and other similar Taxes, fees, and costs, together with all interest thereon, penalties, fines, costs, additions to Tax and other additional amounts with respect thereto (“Transfer Taxes”), which may be imposed in connection with the transactions contemplated by this Agreement. The Seller shall timely file any Tax Return with respect to such Transfer Taxes and, if required by applicable Legal Requirements, the Buyer will join in the execution of any such Tax Return.

7.12.9    Adjustment to Purchase Price. Payments under Section 3.2 shall be treated as adjustments to purchase price to the extent permitted by applicable Legal Requirements.

7.13    Section 15(f) of the Investment Company Act. The Parties each agree to comply with the requirements of Section 15(f) of the Investment Company Act in respect of this Agreement and the transactions contemplated hereby, and the Buyer acknowledges that the Seller and the Group Companies have entered into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Neither the Buyer nor any of its Affiliates shall take (or fail to take) any action if such action (or failure to take such action) would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of this Agreement as to any Public Fund. In that regard, the Buyer and its Affiliates shall cause the Group Companies to conduct their business so that (a) for a period of three (3) years after the Closing Date, at least seventy-five (75%) percent of the members of each Public Fund Board are not (i) ”interested persons” (as that term is defined in the Investment Company Act) of the investment adviser of the relevant Public Fund after the Closing or (ii) ”interested persons” (as that term is defined in the Investment Company Act) of the investment adviser of the relevant Public Fund immediately prior to the Closing and (b) there is not imposed an “unfair burden” (as that term is defined in the Investment Company Act) on any Public Fund as a result of the transactions contemplated hereby, or any express or implied terms, conditions or understandings applicable thereto. For a period of three (3) years from the Closing Date, neither the Buyer nor any of its Affiliates (including the Group Companies) shall voluntarily engage in any transaction that would constitute an “assignment” (as defined in the Investment Company Act) of any investment advisory agreement with any Public Fund currently managed (including in a sub-advisory capacity) by a Group Company, without first obtaining covenants in all material respects the same as those contained in this Section 7.13. Notwithstanding anything to the contrary contained herein, the covenants of the Parties contain in this Section 7.13 are intended only for the benefit of the Parties and for no other Person.

7.14    Seller Trademarks. As soon as reasonably practicable following the Closing and in no event later than thirty (30) days after the Closing Date, the Buyer shall cause the Group Companies to (i) cease all use of the Seller Trademarks and (ii) replace any of the Seller Trademarks incorporated, referenced or contained in any signs, logos, email addresses or signatures, websites, domain names, or other internal or external materials in the Group Companies’ possession or control. In no event after the Closing Date shall any Group Company or the Buyer register or apply for registration, or allow any Person who is an Affiliate of the Buyer to register or apply for registration on their behalf, any Seller Trademarks.

7.15    Further Assurances. From time to time following the Closing, the Parties shall execute, acknowledge and deliver all such further conveyances and other instruments and documents, and do and take all such further actions, as may be reasonably necessary or appropriate to make effective the transactions contemplated by this Agreement.

7.16    R&W Insurance Policy. The Buyer has entered into a binding agreement with the insurer(s) to incept the R&W Insurance Policy as of the date of this Agreement. The Buyer shall, at the Seller’s sole expense, obtain the R&W Insurance Policy and shall not, and shall not permit any other Person to, terminate, amend, alter or waive any rights or remedies under the R&W Insurance Policy in any manner without the prior written consent of the Seller; provided, that the obligations of the Seller pursuant to this Section shall not exceed $1,200,000.

7.17    Confidentiality.

7.17.1    For a period of three (3) years after the Closing, the Seller will hold, and will direct its Representatives and Affiliates (collectively, the “Receiving Parties”) to hold, in confidence, and shall not communicate, divulge, furnish or make accessible to any Person or use for the benefit of himself, herself or itself or any other Person, all confidential documents and information concerning the Group Companies, as applicable (the “Disclosing Party”), including all confidential documents and information concerning the business of the Disclosing Party and the Disclosing Party’s suppliers, investors, and employees, including the terms of any Contracts, the status of any investment, trade secrets or other confidential and/or proprietary information, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents to the extent derived from, or to the extent containing, reflecting or based upon any such information (collectively, “Confidential Information”), in each case except as may be required under applicable Legal Requirement and except to the extent that such information is (a) in the public domain through no fault of any Receiving Party, (b) lawfully acquired by a Receiving Party from a third party, without knowledge by the Receiving Party of such source being in breach of any confidentiality obligation to the Disclosing Party, or (c) independently developed by the Receiving Party. The Seller shall be liable for any breach of this Section 7.17.1 by any of its Representatives or Affiliates.

7.17.2    Notwithstanding Section 7.17.1 of this Agreement, the Receiving Parties may disclose such confidential documents and information (i) as required by applicable Legal Requirement or stock exchange, (ii) to the extent necessary to complete Tax Returns, (iii) in connection with the enforcement of rights hereunder or the defense of any Action brought by a Party pursuant to or relating to this Agreement, (iv) pursuant to the operation of any provision of this Agreement or pursuant to compliance with the terms of this Agreement, and (v) to Representatives who have a need to know such information and are subject to confidentiality obligations with respect thereto. Furthermore, in the event that the Receiving Party receives an Order to disclose such confidential documents and information, the Receiving Party will give the Disclosing Party prompt notice, to the extent legally permissible and reasonably practicable, of such request so that the Disclosing Party may seek, at its sole cost and expense, an appropriate protective order. If the Receiving Party is nevertheless compelled by legal process to disclose any of the confidential documents and information, the Receiving Party may make such disclosure without liability, provided that the Receiving Party has provided notice to the Disclosing Party as required above and provided that the Receiving Party cooperates as reasonably requested by the Disclosing Party at the Disclosing Party’s sole cost and expense in seeking to obtain a protective order. Nothing in this Agreement limits, restricts or in any other way affects any Receiving Party communicating with any Governmental Authority, or communicating with any official or staff person of a Governmental Authority, concerning matters relevant to the Governmental Authority, or requires the Receiving Party to provide prior notice to the Disclosing Party of the same.

7.17.3    Notwithstanding the foregoing or anything else in this Agreement, each Party to this Agreement (and each Affiliate of such Party) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of, and Tax strategies relating to, the transactions contemplated by this Agreement and all materials of any kind (including opinions or other Tax analyses) that are provided to the Party relating to such Tax treatment, Tax structure or Tax strategies.

7.18    Seed Capital Interests. Within five (5) Business Days following the Closing Date, the Buyer shall (or shall cause one of its Affiliates to), make investments in cash with the Group Companies which replicate the Seed Capital Interests held by Seller and/or its Affiliates (other than the Group Companies) as of the Determination Date. Such investments shall replicate both the form (e.g., if the Seed Capital Interest is in the form of a separate account, then the investment by the Buyer or its applicable Affiliate shall be in the form of a separate account) and the value (with such value determined in accordance with the ordinary course past practices of the Group Companies) of the Seed Capital Interests as of the Determination Date (and not the value listed on Exhibit D, which is for identification purposes only). Reasonably promptly, and in any event within five (5) Business Days, after the Buyer makes or causes to be made such investments, the Seller shall take such actions, or cause one of its Affiliates to take such actions, as may be reasonably necessary to redeem all of the Seed Capital Interests for cash; provided, that, if the Buyer shall not have made or caused to be made such investments within fifteen (15) Business Days following the Closing Date, the Seller shall be entitled to redeem all of the Seed Capital Interests for cash at such time notwithstanding the failure by the Buyer to have made or caused to be made such investments prior to such time. The Buyer shall, and shall cause each of its Affiliates (including the Group Companies) to, take such actions as may be reasonably necessary to cause such redemptions to occur promptly upon request by the Seller or its applicable Affiliate.

7.19    Private Funds Division. Prior to the Closing, the Parties shall, and shall cause their applicable Affiliates to, take such actions as may be reasonably necessary to cause the following actions to occur: (a) BrightSphere Investment Funds, LLC, a Delaware limited liability company (“BIF”), shall be divided into a resulting company and a surviving company in accordance with the applicable provisions of the Delaware Limited Liability Company Act; (b) BIF shall be the surviving company resulting from such division and the resulting company from such division shall be BHMS Investment Funds LLC, a Delaware limited liability company (“BHMS”); (c) the Company shall be designated as the manager of BHMS; (d) the Private Funds shall be allocated to, and shall become series of, BHMS, and the assets and liabilities of each of the Private Funds shall be allocated to such series of BHMS; (e) each member of each Private Fund shall be admitted as a member of BHMS and shall continue as a member of the applicable Private Fund with the same limited liability company interest and capital account in such Private Fund as such member had immediately prior such division; and (f) the investment management agreement in effect between the Group Companies, on the one hand, and BIF, on the other hand, with respect to the Private Funds shall be allocated to BHMS and the Private Funds shall continue to be managed by the Group Companies following such division pursuant to the terms of such investment management agreement. The Seller shall, at the request of the Buyer from time to time, reasonably consult with the Buyer regarding the foregoing division and shall provide the Buyer with copies of the draft documentation to be used to implement such division, and shall consider in good faith any comments thereon which may be provided by the Buyer or its Representatives to the Seller.

7.20    Transition Services. The Buyer and the Seller hereby agree to cooperate together in good faith to negotiate a mutually acceptable transition services agreement following the date hereof and prior to the Closing Date. Such agreement shall provide that the Seller shall or shall cause its applicable Affiliate to provide to the Company the services listed on Exhibit F attached hereto after the Closing in consideration for the corresponding fees listed on Exhibit F attached hereto.

8.CLOSING CONDITIONS.

8.1    Mutual Closing Conditions. The respective obligations of each Party to consummate the Closing shall be subject to the fulfillment (or written waiver by the Seller and the Buyer, if permissible under applicable Legal Requirements) at or prior to the Closing of the following conditions:

8.1.1    All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

8.1.2    No Legal Requirement preventing, prohibiting, restraining, or enjoining the consummation of the Closing shall have been enacted after the date hereof and no temporary, preliminary, or permanent Order preventing, prohibiting, restraining, or enjoining the consummation of the Closing shall be in effect.

8.1.3    The Client Consent Percentage shall be greater than eighty percent (80%).

8.2    Closing Conditions of the Buyer. The obligation of the Buyer to consummate the Closing shall be subject to the fulfillment (or written waiver by the Buyer, if permissible under applicable Legal Requirements) at or prior to the Closing of the following conditions:

8.2.1    The representations and warranties of the Seller set forth in Article 4 and of the Group Companies set forth in Article 5 shall be true and correct as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where any failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect.

8.2.2    The Seller and the Group Companies shall have performed in all material respects all of the covenants required to be performed by them under this Agreement at or prior to the Closing (other than the covenants set forth in Sections 7.5 and 7.20).

8.2.3    No Material Adverse Effect shall have occurred from the date of this Agreement through the Closing.

8.2.4    The Buyer shall have received at or prior to the Closing each of the Closing deliveries set forth in Section 2.3.1 (other than as set forth in paragraph (a) thereof).

8.3    Closing Conditions of the Seller. The obligations of the Seller to consummate the Closing shall be subject to the fulfillment (or written waiver by the Seller, if permissible under applicable Legal Requirements) at or prior to the Closing of the following conditions:

8.3.1    The representations and warranties of the Buyer set forth in Article 6 shall be true and correct as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where any failure of such representations and warranties to be so true and correct would not have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby.

8.3.2    The Buyer shall have performed in all material respects all of the covenants required to be performed by it under this Agreement at or prior to the Closing.

8.3.3    The Seller shall have received at or prior to the Closing each of the Closing deliveries set forth in Section 2.3.2 (other than as set forth in paragraphs (c) and (d) thereof).

9.TERMINATION AND REMEDIES.

9.1    Termination of Agreement. This Agreement may be terminated as follows:

9.1.1    by mutual written consent of the Seller and the Buyer;

9.1.2    by either the Seller or the Buyer, if any Governmental Authority shall have issued an Order, enacted, or enforced a Legal Requirement, or taken any other action permanently preventing, prohibiting, restraining, or enjoining the Closing and such Order, Legal Requirement, or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1.2 shall not be available to the Party seeking to terminate if the failure of such Party or of such Party’s Affiliates to perform any of their obligations under this Agreement required to be performed at or prior to the Closing was the primary cause of the issuance, enactment, or enforcement of such Order, Legal Requirement, or other action;

9.1.3    by either the Seller or the Buyer, if the Closing does not occur on or before April 26, 2021 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1.3 shall not be available to the Party seeking to terminate if the failure of such Party or of such Party’s Affiliates to perform any of their obligations under this Agreement required to be performed at or prior to the Closing was the primary cause of the failure of the Closing to occur on or before the End Date;

9.1.4    by the Seller, if the Buyer shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements contained in this Agreement, which such breach or failure to perform (a) would result in a failure of a condition set forth in Sections 8.3.1 or 8.3.2 and (b) cannot be cured by the End Date; provided, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1.4 if the Seller or any Group Company is then in material breach of any of their representations, warranties, covenants, or other agreements contained in this Agreement and such breach would result in a failure of a condition set forth in Sections 8.2.1 or 8.2.2;

9.1.5    by the Buyer, if the Seller or any Group Company shall have breached or failed to perform any of their representations, warranties, covenants, or other agreements contained in this Agreement, which breach or failure to perform (a) would result in a failure of a condition set forth in Sections 8.2.1 or 8.2.2 and (b) cannot be cured by the End Date; provided, that the Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1.5 if it is then in material breach of any of its representations, warranties, covenants, or other agreements contained in this Agreement and such breach would result in a failure of a condition set forth in Sections 8.3.1 or 8.3.2;

9.1.6    by the Seller, if (a) all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied (other than any such conditions that by their terms or by their nature are to be satisfied at the Closing), (b) all of the conditions set forth in Sections 8.1 and 8.2 that by their terms or by their nature are to be satisfied at the Closing are capable of being satisfied as of the date this Agreement is terminated pursuant to this Section 9.1.6, and (c) the Buyer fails to consummate the Closing on the date the Closing should have occurred pursuant to Section 2.2 and the Seller stood ready and willing to consummate the Closing on such date; provided, however, notwithstanding the foregoing, the Seller shall not be entitled to terminate this Agreement pursuant to this Section 9.1.6 unless it has given the Buyer prior written notice and three (3) Business Days to consummate the Closing; and

9.1.7    by the Buyer, if the Seller delivers any Schedule Update to the Buyer following the date hereof that discloses a Material Adverse Effect.

9.2    Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Parties specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 9.1.1) and, except as otherwise set forth in this Section 9.2, this Agreement shall forthwith become null and void and have no further force or effect, without any Liability on the part of any Party (or any Financing Source); provided, that the provisions of Sections 7.3, 7.4.2, 7.6 and 11 shall survive any termination of this Agreement; provided, further, that each Party shall remain liable to the other Parties for any breach by such Party of this Agreement prior to any termination of this Agreement.

10.INDEMNIFICATION.

10.1    Survival. All representations, warranties, covenants, and agreements of the Parties made in this Agreement (a) shall be deemed to have been relied upon by the Party or Parties to whom they are made, and shall survive the Closing (subject to the immediately following sentence) and (b) shall bind the Parties’ successors and assigns (including any successor to any Party by way of acquisition, merger or otherwise), whether so expressed or not, and, except as otherwise provided in this Agreement, all such representations, warranties, covenants and agreements shall inure to the benefit of the Parties and, subject to Section 11.4, their respective successors and permitted assigns, whether so expressed or not. Notwithstanding the foregoing, the representations and warranties of the Parties contained in this Agreement shall expire and terminate on, and be of no further force and effect following the date that is twelve (12) months after the Closing Date, except that the Fundamental Representations shall survive until the fifth (5th) anniversary of the Closing Date. All covenants and other agreements contained in this Agreement and which require performance prior to the Closing shall survive the Closing and shall expire and terminate on, and be of no further force and effect following the date that is twelve (12) months after the Closing Date; all covenants and other agreements contained in this Agreement and which require performance following the Closing shall survive the Closing and shall expire and terminate in accordance with their respective terms. No Indemnified Party shall be indemnified and held harmless for any Loss for a breach of any representation, warranty, covenant or agreement unless the applicable Indemnifying Party is given written notice from such Indemnified Party asserting a Claim (a “Claim Notice”) on or before the date on which such representation, warranty, covenant or agreement expires as set forth in this Section 10.1; provided, that, notwithstanding anything herein to the contrary, if such Claim Notice has been delivered on or before such date of expiration, then such representation, warranty, covenant or agreement shall survive solely as to any Claim in such notice until such Claim has been finally resolved

10.2    Indemnification of Buyer Indemnified Parties.

10.2.1    Subject to the limitations set forth in this Article 10, from and after the Closing, the Seller agrees to indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses suffered, sustained or incurred by any Buyer Indemnified Party resulting from or arising in connection with:

(a)any breach of any representation or warranty by the Seller or any Group Company set forth in this Agreement;

(b)any breach or nonperformance of any covenant made by the Seller in this Agreement or any breach or nonperformance of any covenant made by any Group Company in this Agreement and which requires performance prior to the Closing;

(c)any Closing Debt (to the extent not included in the calculation of the Closing Consideration);

(d)(i) any Income Taxes of the Group Companies for any Pre-Closing Tax Period (including any and all Income Taxes of any member of an affiliated, consolidated, combined or unitary group of which any Group Company is or was treated as a member prior to the Closing Date, or on the Closing Date immediately prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign Legal Requirement) and (ii) any Income Taxes of the Seller (other than Transfer Taxes governed by Section 7.12.8); and

(e)any costs or expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement, or the transactions contemplated hereby, incurred by the Group Companies prior to the Closing and which are not paid by the Seller or one of its Affiliates (other than a Group Company).

10.2.2    (i) The Seller shall not be liable to the Buyer Indemnified Parties pursuant to Section 10.2.1(a) (other than in respect of any breach of any Seller Fundamental Representation or in the case of Fraud) for any Loss in respect of the breach of any representation and warranty unless the amount of such Loss exceeds $20,000, (ii) the Seller shall not be liable to the Buyer Indemnified Parties pursuant to Section 10.2.1(a) (other than in respect of any breach of any Seller Fundamental Representation or in the case of Fraud) unless and until the total of all such Losses exceeds the Threshold, after which the Buyer Indemnified Parties shall be entitled to recover such Losses only to the extent they exceed the Threshold, and (iii) in no event shall the aggregate amount of all payments made by the Seller in satisfaction of Claims for indemnification pursuant to Section 10.2.1(a) (other than in respect of any breach of any Seller Fundamental Representation or in the case of Fraud) exceed the General Indemnity Cap.

10.2.3    Notwithstanding anything herein to the contrary, absent Fraud, the maximum aggregate Liability of the Seller under this Section 10.2 shall not exceed the Purchase Price.

10.3    Indemnification of the Group Company Indemnified Parties.

10.3.1    Subject to the limitations set forth in this Article 10, from and after the Closing, the Buyer hereby agrees to indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses suffered, sustained or incurred by any Seller Indemnified Party, resulting from or arising in connection with (i) any breach of a representation or warranty made by the Buyer or the Buyer Parent contained in this Agreement, or (ii) any breach or nonperformance of any covenant made by the Buyer or the Buyer Parent in this Agreement.

10.3.2    (i) The Buyer shall not be liable to the Seller Indemnified Parties pursuant to Section 10.3.1(i) (other than in respect of any breach of any Buyer Fundamental Representation or in the case of Fraud) for any Loss in respect of the breach of any representation and warranty unless the amount of such Loss exceeds $20,000, (ii) the Buyer shall not be liable to the Seller Indemnified Parties pursuant to Section 10.3.1(i) (other than in respect of any breach of any Buyer Fundamental Representation or in the case of Fraud) unless and until the total of all such Losses exceeds the Threshold, after which the Seller Indemnified Parties shall be entitled to recover such Losses only to the extent they exceed the Threshold, and (iii) in no event shall the aggregate amount of all payments made by the Buyer in satisfaction of Claims for indemnification pursuant to Section 10.3.1(i) (other than in respect of any breach of any Buyer Fundamental Representation or in the case of Fraud) exceed the General Indemnity Cap. Notwithstanding anything herein to the contrary, the maximum aggregate Liability of the Buyer under this Section 10.3 shall not exceed the Purchase Price.

10.4    Indemnification Procedures.

10.4.1    An Indemnified Party may make Claims for indemnification hereunder by delivering a Claim Notice to the Indemnifying Party within the period in which such indemnification Claim can be made hereunder. In the event that an indemnification Claim is made or brought by any Person who is not a party to this Agreement or an Affiliate of a Party to this Agreement or a Representative of any of the foregoing against such Indemnified Party (a “Third Party Claim”), the Indemnified Party shall give prompt written notice thereof together with a statement of any available information regarding such Third Party Claim to the Indemnifying Party; provided, that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification or reimbursement obligation hereunder except to the extent that the Indemnifying Party is materially prejudiced by such delay. Such written notice shall describe in reasonable detail such Third Party Claim and the amount of the potential Loss, in each case to the extent known.

10.4.2    The Indemnifying Party shall have the right to assume, retain and control the defense and settlement of such Third Party Claim if it gives written notice of its intention to do so to the Indemnified Party, which notice shall contain an acknowledgement of the Indemnifying Party that such Third Party Claim constitutes Losses to the Indemnified Party for which such Indemnified Party is entitled to indemnification under, and subject to the limitations set forth in, this Article 10; provided, that the Indemnifying Party reasonably consults with the Indemnified Party as requested with respect to the handling of such Third Party Claim, and diligently contests and defends such Third Party Claim in good faith; provided, further, that the Seller shall not be entitled to assume and control the defense and settlement of any Third Party Claim: (i) seeking any criminal penalties or indictment; (ii) seeking material injunctive or other material equitable relief against a Buyer Indemnified Party; (iii) initiated by a Governmental Authority; or (iv) where the Buyer Indemnified Party has been advised by counsel in writing that a conflict exists under applicable standards of professional conduct between the Buyer Indemnified Party and the Seller in connection with the defense of such Third Party Claim such that the Seller cannot adequately represent the interests of the Buyer Indemnified Party. In any of the cases set forth in the preceding clauses (i) through (iv), the Buyer Indemnified Party shall be entitled, subject to Section 10.4.3, to assume, retain and control the defense and settlement of the Third Party Claim with counsel of its choosing. The Buyer Indemnified Party shall reasonably consult with the Seller as requested with respect to the handling of such Third Party Claim, and diligently contest and defend such Third Party Claim in good faith. Such contest and defense shall be conducted by reputable attorneys employed by the Buyer Indemnified Party. The Seller shall be entitled at any time, at its own cost and expense, to participate in such contest and defense and to be represented by attorneys of its own choosing.

10.4.3    No Indemnified Party shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written Consent of the Indemnifying Party (which Consent shall not be unreasonably withheld, conditioned or delayed). If an offer is made to an Indemnified Party to settle a Third Party Claim, the Indemnified Party shall give written notice thereof to the Indemnifying Party. No Indemnifying Party shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written Consent of the Indemnified Party (which Consent shall not be unreasonably withheld, conditioned or delayed); provided, that no such Consent from an Indemnified Party shall be required for any settlement or entry of judgment which provides (i) solely for the payment of money damages entirely by the Indemnifying Party and (ii) a complete release in favor of the Indemnified Party in respect of the subject matter of the Third Party Claim. If an offer is made to an Indemnifying Party to settle a Third Party Claim, the Indemnifying Party shall give written notice thereof to the Indemnified Party.

10.4.4    In the case of any Claim by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”), the Indemnifying Party shall notify the Indemnified Party in writing within forty-five (45) days following its receipt of the Claim Notice whether it accepts or disputes the Direct Claim described; provided, however, the failure to provide such notice by the Indemnifying Party shall not be deemed an acceptance of the Direct Claim or the Losses associated therewith. If the Indemnifying Party notifies the Indemnified Party in writing that it does not dispute the Direct Claim described in the Claim Notice, the Loss in the amount specified in the Claim Notice will be conclusively deemed a Liability of the Indemnifying Party under Section 10.2 or Section 10.3, as applicable, and the Indemnifying Party shall pay the amount of such Loss (subject to the limitations herein) to the Indemnified Party on demand. If the Indemnifying Party disputes its Liability with respect to such Direct Claim or otherwise fails to notify the Indemnified Party within forty-five (45) days following its receipt of the Claim Notice that the Indemnifying Party disputes the Direct Claim described in such notice, the Indemnified Party may thereafter proceed to pursue all remedies available to it as provided in this Agreement.

10.4.5    Notwithstanding anything to the contrary herein, the provisions of Sections 10.4.2 and 10.4.3 shall not apply to any Claim which the Buyer agrees in writing with the Seller will be satisfied, by majority in amount, by the payment of amounts pursuant to the coverage provided by the R&W Insurance Policy (each, an “R&W Coverage Claim”). In the event of any R&W Coverage Claim, Buyer and its designees, including the insurance providers of the R&W Insurance Policy (collectively, the “Buyer R&W Group”) shall be entitled to assume, retain and control the defenses of, and settle or compromise, such R&W Coverage Claim, and Seller shall have no rights to defend or settle, compromise or offer to settle or compromise such Claim.

10.4.6    From and after the Closing, each of the Parties hereto shall, and shall cause their respective Affiliates and the direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns of each of them, to cooperate reasonably with each other in connection with any actions required in the defense of any Third Party Claim or any R&W Coverage Claim. Such cooperation shall include, without regard to any other provision of this Agreement, making reasonably available witnesses, pertinent records, materials and information in an applicable Person’s possession or control.

10.4.7    Notwithstanding anything to the contrary herein, Section 7.12.3 and not this Section 10.4 shall apply to any Third Party Claims relating to Tax Returns or Tax Liabilities and involving a taxing authority.

10.5    Calculation of Losses.

10.5.1    Notwithstanding anything in this Agreement to the contrary, the existence of any breach of any representation or warranty set forth in this Agreement and the amount of Losses related thereto shall be determined without regard to any qualifications therein referencing terms “material,” “materially,” “Material Adverse Effect” or words of similar import set forth therein.

10.5.2    The amount which the Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Article 10 shall be determined net of any refund received (or credit received in lieu of such a refund) of Taxes paid or any net reduction in the amount of Taxes that otherwise would have been paid by the Indemnified Party as a result of the relevant Loss in the taxable year such Loss is incurred, but, in the case of non-Income Taxes, only to the extent such refund (or credit in lieu of such refund or reduction in Taxes) is received or, in the case of a reduction in taxes, occurs in the taxable year such Loss is incurred. For purposes of the preceding sentence, in computing refunds (or credits in lieu of refunds) of Taxes paid or net reduction in the amount of Taxes that otherwise would have been paid, such items shall be offset by any Tax detriments to the Indemnifying Party resulting from, among other things, receipt of any such refunds (or credits in lieu of refunds) of Taxes paid or net reduction in the amount of Taxes that otherwise would have been paid.

10.5.3    The amount of any Losses subject to indemnification hereunder shall be calculated net of any amounts actually recovered under or pursuant to any insurance policy (other than the R&W Insurance Policy), indemnity, reimbursement arrangement, contribution agreement or contract pursuant to or under which such Indemnified Party is a party or has rights (but in no event shall the amount of such Losses exceed the Escrow Amount). If the Indemnified Party receives such a recovery or payment with respect to a Loss after payment is made pursuant to this Article 10 in connection with any such Loss, the Indemnified Party shall pay the lesser of (i) the amount of such recovery or payment and (ii) the amount paid by the Indemnifying Party (whether through withdrawals or releases from the amounts held pursuant to the Escrow Agreement or otherwise) within thirty (30) days after receipt thereof.

10.5.4    Each Indemnified Party shall use commercially reasonable efforts to take all measures as required under applicable Legal Requirements to mitigate the Losses that are indemnifiable hereunder.

10.5.5    Notwithstanding anything to the contrary in this Agreement, the Seller shall have no liability under this Article 10 with respect to any (i) Taxes of the Buyer Indemnified Parties with respect to a taxable period (or portion thereof) beginning after the Closing Date (other than as a result of any inaccuracy in or breach of the representation set forth in the first sentence of Section 5.16.4 or in Section 5.16.9(iv) or 5.16.10) or (ii) Taxes (x) resulting from any transaction taken at the direction of the Buyer or any Affiliate thereof on the Closing Date following the Closing outside of the ordinary course of business or (y) in connection with the Debt Financing (including any transfer of Debt Financing proceeds or assumption (or guarantee) of obligations related to the Debt Financing).

10.5.6    No Indemnified Party shall be entitled to any indemnification under this Agreement to the extent (a) the applicable Losses were taken into account in determining the Adjusted Closing Consideration pursuant to Article 3 or (b) the applicable Losses have otherwise previously been satisfied or paid, including pursuant to another provision of this Agreement.

10.6    Treatment of Indemnification Claims. All indemnification payments made under this Agreement shall be treated by all Parties as an adjustment to the Purchase Price, including for all Tax purposes, unless otherwise required by applicable Legal Requirement.

10.7    Certain Payments; Escrow Release.

10.7.1    With respect to amounts due to any Buyer Indemnified Party under Section 10.2.1, the Buyer Indemnified Parties shall first seek recovery for such amounts from the amounts held pursuant to the Escrow Agreement (not to exceed the remaining amount of such funds) and then by making claims against the R&W Insurance Policy. In the event that, and only to the extent that, any such amounts are finally determined not to be payable from claims made against the R&W Insurance Policy, the Buyer Indemnified Parties may seek recovery of such amounts directly from the Seller (but subject in all cases to the other provisions of this Article 10).

10.7.2    Within three (3) Business Days following the date that is twelve (12) months after the Closing Date, the Buyer and the Seller shall deliver joint, written instructions to the Escrow Agent to deliver to the Seller all amounts then held pursuant to the Escrow Agreement; provided, that the Escrow Agent shall not distribute to the Seller an aggregate amount equal to the amount of all claimed Losses pursuant to Claims by Buyer Indemnified Parties made prior to the date that is twelve (12) months after the Closing Date and which are unresolved as of such date. As and when any such Claims are fully and finally resolved by the Buyer and the Seller following the date that is twelve (12) months after the Closing Date, the Buyer and the Seller shall deliver joint, written instructions to the Escrow Agent to deliver to the Seller the amount retained by the Escrow Agent pursuant to the foregoing proviso with respect to any such Claim (net of any amount paid to a Buyer Indemnified Party with respect to any such Claim). The Escrow Agreement shall include provisions consistent with the provisions of this Section 10.7.2.

10.8    Exclusion of Other Remedies. Except in the case of Fraud, indemnification under, and subject to the limitations set forth in, this Article 10 constitutes the sole and exclusive remedy of the Parties from and after the Closing for recovery of Losses arising out of or relating to this Agreement or for any Actions relating, directly or indirectly, to the subject matter of this Agreement or the transactions contemplated hereby (and regardless of the legal theory under which such Action may be brought, whether sounding in contract or tort, or whether at law or in equity, or otherwise), and each Party hereby waives, to the fullest extent permitted under applicable Legal Requirement, any and all rights, Claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein, and any other rights it may have under any federal, state, local or foreign Legal Requirement, it may have against the other Parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Legal Requirement, in each case except pursuant to the indemnification provisions set forth in this Article 10. The Parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on remedies set forth in this Agreement, were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the Purchase Price. Notwithstanding the foregoing, nothing in this Section 10.8 shall (a) limit any Claims under the R&W Insurance Policy or (b) restrict the ability of a Party to seek specific performance or injunctive relief from and after the Closing against any Party in respect of a breach by such Party of a covenant of such Party set forth in this Agreement.

11.MISCELLANEOUS.

11.1    Release.

11.1.1    Effective as of the consummation of the Closing, the Buyer and each Group Company, on behalf of themselves, their respective Affiliates, and their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (in each case, other than any Seller Released Party) (the “Group Company Releasing Parties”) hereby irrevocably waives, releases, remises, and forever discharges the Seller, its Affiliates (other than the Group Companies), and each of their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (the “Seller Released Parties”) from any and all Actions, claims, damages, Liabilities, obligations, costs, expenses, losses, judgments, fines, debts, or other demands of any kind which any Group Company Releasing Party has had, currently has, or may in the future have against any of the Seller Released Parties, in each case, whether known or unknown, suspected or unsuspected, absolute or contingent, or direct or indirect and arising out of, in connection with, or relating to the operation of the business of the Group Companies at any time prior to the Closing or any agreement, arrangement, Contract or transaction entered into by any of the Group Companies at any time prior to the Closing and in each case relating to the operation of the business of the Group Companies at any time prior to the Closing; provided, that the foregoing releases shall not apply to any claim against a Seller Released Party pursuant to this Agreement or pursuant to any of the transactions contemplated by this Agreement (and whether for breach of this Agreement or otherwise).

11.1.2    Effective as of the consummation of the Closing, the Seller, on behalf of on behalf of itself, its Affiliates, and their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (in each case, other than any Buyer Released Party) (the “Seller Releasing Parties”), hereby irrevocably waives, releases, remises, and forever discharges the Buyer, the Group Companies, their respective Affiliates (other than the Seller Releasing Parties), and each of their respective direct and indirect directors, officers, members, managers, partners, equityholders, employees, agents, successors and assigns (the “Buyer Released Parties”) from any and all Actions, claims, damages, Liabilities, obligations, costs, expenses, losses, judgments, fines, debts, or other demands of any kind which any Seller Releasing Party has had, currently has, or may in the future have against any of the Buyer Released Parties, in each case, whether known or unknown, suspected or unsuspected, absolute or contingent, or direct or indirect and arising out of, in connection with, or relating to the operation of the business of the Group Companies at any time prior to the Closing or any agreement, arrangement, Contract or transaction entered into by any of the Group Companies at any time prior to the Closing and in each case relating to the operation of the business of the Group Companies at any time prior to the Closing; provided, that the foregoing releases shall not apply to any claim against a Buyer Released Party pursuant to this Agreement or pursuant to any of the transactions contemplated by this Agreement (and whether for breach of this Agreement or otherwise).

11.1.3    Each Party is aware that it may hereafter discover facts in addition to or different from those it now knows or believes to be true with respect to the subject matter of the releases provided for in this Section 11.1. However, it is the intention of each Party that such releases shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 11.1. In furtherance of this intention, each Party expressly waives and relinquishes any and all claims, rights or benefits that it may have under Section 1542 of the California Civil Code (“Section 1542”), and any similar provision in any other jurisdiction, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”
Each Party acknowledges and agrees that Section 1542, and any similar provision in any other jurisdiction, if they exist, are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, each Party agrees that the waiver of Section 1542 and any similar provision in any other jurisdiction is a material portion of the releases intended by this Section 11.1, and it therefore intends to waive all protection provided by Section 1542 and any other similar provision in any other jurisdiction.
11.2    Notices. All notices, requests, demands, claims, and other communications required or permitted to be delivered, given, or otherwise provided under this Agreement must be in writing and must be delivered, given, or otherwise provided: (a) by hand (in which case, it shall be effective upon delivery); or (b) by overnight delivery by a nationally recognized courier service (in which case, it shall be effective on the Business Day after being deposited with such courier service), in each case, to the address listed below:

If to the Seller (or the Group Companies prior to the Closing):

c/o BrightSphere Investment Group
Level 53, 200 Clarendon St.
Boston, Massachusetts 02116
Attention: Chief Legal Officer

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
191 N. Wacker Drive, 32nd Floor
Chicago, Illinois 60606
Attention: Matthew J. Richards

If to the Buyer or the Buyer Parent (or the Group Companies following the Closing):

Perpetual Limited
Angel Place, Level 18, 123 Pitt St.
Sydney NSW 2000
Australia
Attention: David Lane

with a copy (which shall not constitute notice) to:

Vedder Price P.C.
222 North LaSalle Street, Suite 2400
Chicago, Illinois 60601
Attention: Adam Lewis

Each of the Parties may specify a different address by giving notice in accordance with this Section 11.2 to each of the other Parties hereto.
11.3    Succession and Assignment; No Third-Party Beneficiary. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns and all such successors and permitted assigns shall be deemed to be a party hereto for all purposes hereof. No Party may assign, delegate, or otherwise transfer either this Agreement or any of their rights, interests, or obligations hereunder without the prior written consent of the Seller and the Buyer. Except as set forth in (i) Sections 7.10, 11.1, 11.14, and 11.15 (each of which shall be for the benefit of, and shall be enforceable by, the Persons named therein) and (ii) Sections 9.2, 11.3, 11.4, 11.11, the last sentence of 11.12.1, 11.13 and the last sentence of 11.14 (each of which shall be for the benefit of, and shall be enforceable by, the Financing Sources), this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder.

11.4    Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid and binding unless it is in writing and signed by the Seller and the Buyer. No waiver by any Party of any breach or violation of, default under, or inaccuracy in any representation, warranty, covenant, or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant, or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof. Notwithstanding anything to the contrary, this Section 11.4 and Sections 9.2, 11.1, 11.3, the last sentence of 11.12.1, 11.13 and the last sentence of 11.14 shall not be amended, modified or waived in a manner that is adverse in any material respect to any Financing Source without the prior written consent of such Financing Source.

11.5    Entire Agreement. This Agreement, together with the EMS Agreement, the Confidentiality Agreement, the Escrow Agreement, and any other documents, schedules, instruments, agreements or certificates delivered in connection herewith, constitute the entire agreement among the Parties hereto with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements (including any draft agreements) with respect thereto, whether written or oral, none of which shall be used as evidence of the Parties’ intent.

11.6    Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. This Agreement may be executed by facsimile or .pdf signature by any Party and such signature shall be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

11.7    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each Party hereto intends that such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements and to otherwise give effect to the intent of the Parties.

11.8    Headings. The headings contained in this Agreement are for convenience purposes only and shall not in any way affect the meaning or interpretation hereof.

11.9    Construction. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

11.10    Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise were breached or violated. Each of the Parties hereto agrees that, without any requirement for the posting of any bond or other undertaking, each Party shall be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court specified in Section 11.12.1, in addition to any other remedy to which they may be entitled, at law or in equity. Each Party hereto further agrees that, in the event of any Action for an injunction or specific performance in respect of any such threatened or actual breach or violation, they shall not assert that a remedy at law would be adequate. In the event any Party brings an Action to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement or to enforce specifically this Agreement and the terms and provisions hereof (other than an Action regarding any covenant that expressly survives the consummation of the Closing), the End Date shall be automatically extended until the later of (a) the twentieth (20th) Business Day following the final and nonappealable resolution of such Action and (b) such other deadline as may be established by the court presiding over such Action.

11.11    Governing Law. This Agreement, the negotiation, terms, and performance hereof, the rights of the Parties hereunder, and all Actions arising in whole or in part under or in connection with this Agreement or any of the transactions contemplated hereby, shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction; provided, that each of the Parties agrees that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any Debt Financing or the performance thereof, shall be governed by and construed in accordance with the laws of the State of New York.

11.12    Jurisdiction; Venue; Service of Process.

11.12.1        Jurisdiction. Each Party to this Agreement, by their execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware for the purpose of any Action between the Parties hereto arising in whole or in part under or in connection with this Agreement, the negotiation, terms, and performance hereof, the rights of the Parties hereunder, or any of the transactions contemplated hereby, (b) hereby waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that they are not subject personally to the jurisdiction of the above-named court, that venue in such court is improper, that their property is exempt or immune from attachment or execution, that any such Action brought in the above-named court should be dismissed on grounds of forum non conveniens or improper venue, that such Action should be transferred or removed to any court other than the above-named court, that such Action should be stayed by reason of the pendency of some other Action in any other court other than the above-named court or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (c) hereby agrees not to commence or prosecute any such Action other than before the above-named court. Notwithstanding the foregoing, (i) a Party hereto may commence any Action in a court other than the above-named court solely for the purpose of enforcing an Order or judgment issued by the above-named court, and (ii) the dispute resolution procedures set forth in Article 3 shall be the sole and exclusive means by which the Parties may resolve any disputes arising thereunder and any resolution of any such dispute in accordance with such dispute resolution procedures shall be valid and binding on the Parties hereto. Notwithstanding anything to the contrary contained herein, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or nature (whether at law, in contract, in tort or otherwise) against any Financing Source relating to this Agreement or any Debt Financing in any forum other than the United States District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, the Supreme Court of the State of New York, County of New York (and appellate courts thereof).

11.12.2        Service of Process. Each Party hereto hereby (a) consents to service of process in any Action between the Parties hereto arising in whole or in part under or in connection with this Agreement, the negotiation, terms, and performance hereof, the rights of the Parties hereunder, or any of the transactions contemplated hereby in any manner permitted by Delaware law, (b) agrees that service of process made in accordance with clause (a) or made by overnight delivery by a nationally recognized courier service at their address specified pursuant to Section 11.2 shall constitute good and valid service of process in any such

Action, and (c) waives and agrees not to assert (by way of motion, as a defense or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

11.13        Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES HERETO HEREBY WAIVE, AND COVENANT THAT THEY SHALL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY DEBT FINANCING, THE NEGOTIATION, TERMS, AND PERFORMANCE HEREOF OR THEREOF, THE RIGHTS OF THE PARTIES HEREUNDER OR THEREUNDER, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO. THE PARTIES HERETO FURTHER AGREE TO IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN ANY SUCH PROCEEDING AND ANY SUCH PROCEEDING SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

11.14        Non-Recourse. This Agreement may be enforced only against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may be brought only against, the Persons that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. With respect to each Party, no direct or indirect past, present, or future Affiliate, director, officer, member, manager, partner, equityholder, employee, agent or Representative of such Party, and no direct or indirect past, present, or future director, officer, member, manager, partner, equityholder, employee, agent or Representative of any Affiliate of such Party shall have any obligation or Liability of any kind (whether in contract or tort, at law, in equity or otherwise, or based upon any theory that seeks to impose Liability upon of a Person against any Person related to such other first Person) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of such Party or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The Seller (on behalf of itself and its equity holders, Representatives and Affiliates, including each of the Group Companies) agrees that none of the Financing Sources have or will have any liability to the Seller, or any equity holder, Representative or Affiliate of the Seller (including each of the Group Companies), and that neither the Seller nor any equity holder, Representative or Affiliate of the Seller (including each of the Group Companies) shall have any right or claim against any Financing Source, in each case, of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way any Debt Financing or the performance thereof).

11.15    Waiver of Conflicts.

11.15.1        Ropes & Gray LLP (“Ropes”) has acted as legal counsel to the Seller, the Group Companies, and certain of their respective Affiliates prior to the Closing, and intends to continue to act as legal counsel to the Seller and certain of its Affiliates following the Closing. As such, the Buyer and the Group Companies, on behalf of themselves and their respective Affiliates, hereby waive any conflicts that may arise in connection with Ropes representing the Seller and its Affiliates following the Closing. In the event that a dispute arises between or among the Buyer and any of its Affiliates (including, after the Closing, the Group Companies), on the one hand, and the Seller and any of its Affiliates, on the other hand, each of the Parties, on behalf of themselves and their respective Affiliates, hereby agrees (a) that Ropes may represent the Seller and its Affiliates in such dispute even though the interests of the Seller and its Affiliates may be directly adverse to those of the Buyer and its Affiliates (including, after the Closing, the Group Companies), and (b) that even though Ropes may have represented the Group Companies in a matter substantially related to such dispute, to waive any conflict of interest in connection with such representation by Ropes.

11.15.2        The Parties further agree that, as to all communications among Ropes and the Group Companies, and all attorney work product that relates in any way to the transactions contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence, and all other rights to any evidentiary privilege belong solely to the Seller and shall solely be controlled by the Seller and shall not pass to or be claimed by the Buyer, or, after the Closing, the Group Companies, it being the intention of the Parties that all rights of any Person under or with respect to such attorney-client privilege, work product protection, or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection, or other similar privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, the Seller.

11.15.3        The Parties agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 11.15. The Buyer acknowledges and agrees, on behalf of itself and its Affiliates (including, after the Closing, the Group Companies) that each has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Ropes. This Section 11.15 is for the benefit of Ropes (including its partners and employees), which is an intended third-party beneficiary of this Section 11.15.

11.16    Buyer Parent Guaranty.

11.16.1        To induce the Seller to enter into this Agreement, the Buyer Parent hereby absolutely, unconditionally and irrevocably guarantees to the Seller the full and punctual payment, performance, discharge and satisfaction of each covenant, agreement, obligation and liability of the Buyer arising under this Agreement (the “Guaranteed Obligations”). To the fullest extent permitted by applicable Legal Requirements, the Buyer Parent hereby expressly waives any and all rights and defenses arising by reason of any Legal Requirement that would otherwise require any election of remedies by the Seller. Without limiting the generality of the foregoing, the Buyer Parent expressly waives: (a) notice of the acceptance by the Seller of this guaranty; (b) notice of the non-performance of all or any of the Guaranteed Obligations; (c) presentment, demand, notice of dishonor, protest, notice of protest and all other notices whatsoever, in respect of any or all of the Guaranteed Obligations; (d) any defense arising by reason of any claim or defense based upon an election of remedies, including the failure or delay in exercising remedies against the Buyer, by the Seller which in any manner affects any of its rights to proceed against the Buyer Parent; (e) any defense arising by reason of any modification, termination or release of any of the Guaranteed Obligations pursuant to applicable Legal Requirements; and (f) any defense arising from the bankruptcy or insolvency of the Buyer. The Buyer Parent agrees that its Liability hereunder shall be primary and direct, not merely of collection and not merely that of a surety, and that the Seller shall not be required to pursue any right or remedy it may have against the Buyer under this Agreement or otherwise or to first commence any proceeding or obtain any judgment against the Buyer in order to enforce this Section 11.16.1. In the event that any payment to the Seller in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Buyer Parent shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made. This Section 11.16.1 represents a continuing guaranty and shall be binding upon the Buyer Parent until the Guaranteed Obligations have been satisfied or paid in full.

11.16.2        The Buyer Parent hereby represents and warrants to the Seller as follows:

(a)Organization. The Buyer Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite organizational power and authority to conduct its business substantially in the manner in which it is currently being conducted as of the date hereof and to own, lease and operate its properties and assets.

(b)Power and Authority. The Buyer Parent has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation by the Buyer Parent of the transactions contemplated hereby, has been duly authorized by the Buyer Parent and no other action on the part of the Buyer Parent is necessary to authorize the execution and delivery by the Buyer Parent of this Agreement or the consummation by the Buyer Parent of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer Parent and, assuming due and valid authorization, execution, and delivery hereof by the other Parties hereto, constitutes a valid and binding obligation of the Buyer Parent, enforceable against the Buyer Parent in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

(c)Authorization of Governmental Authorities. Except for compliance with the HSR Act, the execution and delivery by the Buyer Parent of this Agreement does not, and the consummation by the Buyer Parent of the transactions contemplated hereby will not, require any Order or Permit of, or filing with or notification to, any Governmental Authority.

(d)Noncontravention. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any provision of the Organizational Documents of the Buyer Parent, (ii) violate any Legal Requirement applicable to the Buyer Parent, (iii) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any material obligation required by, any material Contract to which the Buyer Parent is a party, or (iv) result in the creation of any Encumbrance upon any material properties or assets of the Buyer Parent.

(e)Litigation. There are no Actions pending or, to the knowledge of the Buyer Parent, threatened in writing against the Buyer Parent which would adversely affect the Buyer Parent’s performance under this Agreement or the consummation by the Buyer Parent of the transactions contemplated hereby.

(f)Availability of Funds. The Buyer Parent has, and will on the Closing Date have unrestricted access to immediately available funds sufficient to enable it to pay the Estimated Closing Consideration and to satisfy its other obligations required to be satisfied as of and after the Closing and to pay all of its related fees and expenses.

(g)No Brokers. Except as set forth on Section 11.16.2(g) of the Buyer Disclosure Letter, no Person is or may be entitled to a broker’s commission, finder’s fee, advisor’s fee or similar payment in connection with this Agreement or the transactions contemplated hereby as a result of any arrangement or undertaking entered into by the Buyer Parent.

11.16.3        The Buyer Parent shall not assign its rights, interests or obligations under this Section 11.16 to any other Person without the prior written consent of the Seller. Any attempted assignment in violation of this Section 11.16 shall be null and void; provided, that, notwithstanding foregoing, nothing shall restrict the Buyer Parent from the sale, transfer, exchange, assignment or other disposition by any means of a majority of its equity securities, or all or substantially all of its assets, so long as in each such case the acquirer or successor entity, as applicable, assumes the Buyer Parent’s obligations under this Section 11.16.

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IN WITNESS WHEREOF, each of the undersigned has executed this Equity Purchase Agreement as of the date first above written.

THE SELLER: BRIGHTSPHERE INTERMEDIARY (BHMS) LLC By: /s/ Suren Rana___________ Name: Suren Rana Its: President

THE GROUP COMPANIES: BHMS INVESTMENT GP LLC By: /s/ Suren Rana__________ Name: Suren Rana Its: President
BHMS INVESTMENT HOLDINGS LP By: /s/ Suren Rana__________ Name: Suren Rana Its: President
BARROW, HANLEY, MEWHINNEY & STRAUSS, LLC By: /s/ Cory Martin__________ Name: Cory Martin Its: CEO and Executive Director

THE BUYER: PERPETUAL US HOLDING COMPANY, INC. By: /s/ Chris Green__________ Name: Chris Green Its: Director / President
THE BUYER PARENT: PERPETUAL LIMITED By: /s/ Rob Adams___________ Name: Rob Adams Its: Director By: /s/ Sylvie Dimarco__________ Name: Sylvie Dimarco Its Company Secretary